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Filed Pursuant to Rule 424 (b)(5)
Registration No. 333-71632

         SUBJECT TO COMPLETION, MARCH 21, 2005

P R E L I M I N A R Y    P R O S P E C T U S    S U P P L E M E N T
(To Prospectus Dated March 21, 2005)

The information in the Prospectus Supplement is not complete and may be changed. This Prospectus Supplement and the accompanying Prospectus are not offers to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

$
Telephone and Data Systems, Inc.
% Senior Notes due

        We are offering $            of our    % Senior Notes due                    , which we refer to as the "Notes." The Notes will be our senior obligations and will rank on a parity with all of our existing and future unsecured and unsubordinated indebtedness, except as described herein. We will pay interest on the Notes on March     , June     , September     and December     of each year. The first such payment will be on June     , 2005 We may redeem the Notes, in whole or in part, at any time on and after March     , 2010 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. The Notes will be issued in minimum denominations of $25 and integral multiples thereof.

        We intend to list the Notes on the New York Stock Exchange and expect trading in the Notes on the New York Stock Exchange to begin within 30 days after the original issue date. The Notes are expected to trade "flat," meaning that purchasers will not pay and sellers will not receive any accrued and unpaid interest on the Notes that is not included in the trading price.

        Investing in the Notes involves risks. See "Risk Factors" beginning on page S-8.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Notes		Total
Public Offering Price	100.00%		$
Underwriting Discount		%	$
Proceeds to TDS (before expenses)%			$

        The public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from March     , 2005 and must be paid by the purchaser if the Notes are delivered after March     , 2005.

        We have granted the Underwriters an option to purchase up to an additional $            aggregate principal amount of Notes.

        The underwriters are severally underwriting the Notes being offered. The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about March     , 2005.

Joint Book-Running Managers

Citigroup	Merrill Lynch & Co.	Morgan Stanley
UBS Investment Bank	Wachovia Securities

ABN AMRO Incorporated	TD Waterhouse

March     , 2005

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the accompanying prospectus.

        In this prospectus supplement, "TDS," the "Company," "we," "us" and "our" refer to Telephone and Data Systems, Inc.

ALTERNATIVE SETTLEMENT DATE

        It is expected that delivery of the Notes will be made on or about the date specified on the cover page of this prospectus supplement, which will be the         business day following the date of this prospectus supplement. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade Notes on the date of this prospectus supplement or the next succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of Notes who wish to trade Notes on the date of this prospectus supplement or the next succeeding business day should consult their own advisors.

SUMMARY

        The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial information appearing elsewhere in or incorporated by reference into this Prospectus Supplement.

TDS

        TDS is a diversified telecommunications service company with wireless telephone and wireline telephone operations. Our business development strategy is to expand our existing operations through internal growth and acquisitions. United States Cellular Corporation, an 82%-owned subsidiary of TDS, which we refer to as "U.S. Cellular," operates and invests in wireless telephone companies and properties. TDS Telecommunications Corporation, a wholly-owned subsidiary of TDS, which we refer to as "TDS Telecom," operates wireline telephone companies. TDS is a Delaware corporation that is the successor to Telephone and Data Systems, Inc., an Iowa corporation, which was originally incorporated in 1969. In 1998, the Iowa corporation was merged with and into TDS, with TDS surviving the merger as a Delaware corporation. TDS's corporate headquarters are located at 30 N. LaSalle, Suite 4000, Chicago, Illinois 60602, and its telephone number is (312) 630-1900.

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  For the year ended December 31, 2004, TDS had total revenues, operating income and net income of $3,720.4 million, $220.8 million and $49.0 million, respectively.

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  TDS and its subsidiaries had cash and cash equivalents totaling $1,168.6 million as of December 31, 2004.

U.S. Cellular Wireless Telephone Operations

        U.S. Cellular positions itself as a regional operator, focusing its efforts on providing wireless service to customers in the geographic areas where it has licenses to provide such service. U.S. Cellular differentiates itself from its competitors through a customer satisfaction strategy, reflecting a customer service focus and a high-quality wireless network. TDS believes that U.S. Cellular is the seventh largest wireless communications provider in the United States, based on the number of customers that it serves in its 175 consolidated markets. As of December 31, 2004, U.S. Cellular provided wireless services in 27 states.

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  U.S. Cellular's customer base was 4,945,000 at December 31, 2004. Over 95% of the minutes used were on U.S. Cellular's digital network as of December 31, 2004. U.S. Cellular's average penetration in its consolidated markets was 11.14% at December 31, 2004. U.S. Cellular believes the success of its strategy is reflected in its average monthly postpay churn rate of 1.5% for the year ended December 31, 2004, which is one of the lowest in the industry.

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  For the year ended December 31, 2004, U.S. Cellular had total revenues and operating income of $2,837.6 million and $177.8 million, respectively.

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  U.S. Cellular operates in six market areas, each of which covers a total population of more than one million and the largest of which covers a total population of more than 31 million. U.S. Cellular has interests in consolidated markets which cover a population of 44,391,000 million as of December 31, 2004.

TDS Telecom Wireline Telephone Operations

        TDS Telecom provides high-quality telecommunication services, including full-service local exchange service, long distance telephone service, and Internet access, to rural and suburban communities. TDS Telecom operates 111 telephone company subsidiaries that are incumbent local exchange carriers. TDS Telecom also provides telecommunications services as a competitive local exchange carrier.

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  At December 31, 2004, TDS Telecom served approximately 730,400 equivalent access lines in 28 states through its incumbent local exchange carrier ("ILEC") subsidiaries. At December 31, 2004, TDS Telecom also served approximately 426,800 equivalent access lines through its competitive local exchange carrier ("CLEC") subsidiaries, of which 88% were on-switch, meaning that telecommunications traffic is handled by the switch of the competitive local exchange carrier. An equivalent access line is derived by converting a high capacity data line to an estimated equivalent, in terms of capacity, number of switched access lines. TDS Telecom also served 295,000 long distance customers at December 31, 2004.

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  For the year ended December 31, 2004, TDS Telecom had total revenues and operating income of $882.8 million and $43.0 million, respectively. Operating income in 2004 includes a loss on impairment of long-lived assets of $87.9 million and a loss on impairment of intangible assets of $29.4 million associated with the competitive local exchange carrier operations.

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  Virtually all of TDS Telecom's access lines are served by digital switching technology which, in conjunction with other technologies, allows TDS Telecom to offer additional premium services to its customers. These services include call forwarding, conference calling, caller identification (with and without name identification), selective call ringing and call waiting.

Recent Developments

Special Common Share Proposal

        On February 17, 2005, the TDS Board of Directors (the "TDS Board") unanimously approved a proposal (the "Special Common Share Proposal"), to be submitted to TDS shareholders at a special meeting of shareholders of TDS scheduled for April 11, 2005, to approve an amendment (the "Amendment") to the Restated Certificate of Incorporation of TDS to increase the authorized number of Special Common Shares of TDS from 20,000,000 to 165,000,000.

        On February 17, 2005, the TDS Board also approved a distribution of one Special Common Share in the form of a stock dividend with respect to each outstanding Common Share and Series A Common Share of TDS (the "Distribution"), which is expected to be effective May 13, 2005 to shareholders of record on April 29, 2005, subject to the approval of the Special Common Share Proposal by shareholders, the effectiveness of the Amendment, and certain other conditions.

        Following approval and effectiveness of the Special Common Share Proposal, at some time in the future TDS may possibly offer to issue Special Common Shares in exchange for all of the Common Shares of U.S. Cellular which are not owned by TDS (a "Possible U.S. Cellular Transaction"), which are publicly-held and traded on the American Stock Exchange under the symbol "USM." The publicly-traded Common Shares of U.S. Cellular represent approximately 18% of the common stock of U.S. Cellular. TDS currently owns approximately 82% of the shares of common stock of U.S. Cellular. A Possible U.S. Cellular Transaction would cause U.S. Cellular to become a wholly-owned subsidiary of TDS. TDS has set no time frame for a Possible U.S. Cellular Transaction and there are no assurances that a transaction will occur.

Ratings under Review for Possible Downgrade by Moody's Investor Service

        On March 14, 2005, Moody's Investors Service announced that it had placed TDS' and U.S. Cellular's long-term ratings under review for possible downgrade. As announced by Moody's, the review is prompted by concerns that: 1) U.S. Cellular will not generate free cash flow in the near future because of the incremental costs of ongoing new market development; 2) intense competition from much larger national wireless providers may limit revenue growth and cause margin erosion; and, 3) the level of free cash flow generated from TDS Telecom may steadily decline in the face of increasing wireline competition. U.S. Cellular's ratings could be lowered if Moody's concludes that U.S. Cellular's market development plans will weaken its balance sheet or produce free cash flow relative to debt (excluding forward contracts) of less than 10% in 2005. TDS' ratings could fall: 1) to the extent that U.S. Cellular's ratings are lowered; or, 2) if, in Moody's assessment, TDS is likely to pursue strategic options, including acquisitions, that would preclude free cash flow as a percentage of debt (adjusted for the forward contracts) from reaching 10% in 2005. However, Moody's went on to say that TDS's current liquidity is relatively strong, as it is supported by over $1.1 billion of cash on its balance sheet as of December 31, 2004. In addition, Moody's noted that TDS's debt maturity profile (excluding the forward contracts) has been extended such that over 80% of its debt matures after 2031.

Updated Guidance for U.S. Cellular

        On March 18, 2005, TDS and U.S. Cellular reported certain updated guidance amounts related to U.S. Cellular's higher than planned retail net customer additions in the first two months of 2005 and U.S. Cellular's launch into the St. Louis, Missouri market, with a population of 2.9 million, now planned for the third quarter of 2005. The updated guidance increases retail net customer additions by 50,000 and reduces operating income by $40 to $50 million. Previous guidance for service revenues did not change. Operating expenses associated with the launch include the hiring and training of personnel, marketing and advertising expenses, promotional spending and distribution costs. U.S. Cellular's previously stated capital spending guidance for 2005 of $570—$610 million, which included the costs of completing the build-out of the St. Louis network, is unchanged. Previous guidance for depreciation, amortization and accretion did not change. The updated U.S. Cellular guidance is as follows:

Net Retail Customer Additions	475,000—525,000
Service Revenues	+/-$2.9 billion
Operating Income	$180—$220 million
Depreciation, Amortization and Accretion	$530 million
Capital Expenditures	$570 — $610 million

THE OFFERING

Issuer	Telephone and Data Systems, Inc.
Securities Offered	$ of % Senior Notes due , (the "Notes").
Maturity	The Notes will mature on March , .
Interest Payment Dates	March , June , September and December , beginning June , 2005.
Optional Redemption
We may redeem the Notes, in whole or in part, at any time on and after March , 2010 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. We are not required to establish a sinking fund to retire the Notes prior to maturity.
Ranking
The Notes are unsecured and unsubordinated obligations and will rank on a parity with all of our existing and future unsecured and unsubordinated indebtedness. However, in certain circumstances the Notes may become effectively subordinated to the claims of the holders of certain other indebtedness of the Company, of which approximately $235 million is currently outstanding. See "Description of Notes—Ranking" and "Description of Other Indebtedness." In addition, because TDS is a holding company which conducts substantially all of its operations through subsidiaries, the right of TDS, and therefore the right of creditors of TDS, including the holders of the Notes, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is subject to the prior claims of creditors of the subsidiary, except to the extent that claims of TDS itself as a creditor of the subsidiary may be recognized.
Use of Proceeds
We expect to use the estimated $ million in net proceeds from this offering, after deducting the underwriting discounts and estimated offering expenses that we will have paid, principally in connection with our acquisition, construction and development programs, including reduction of short-term debt incurred in connection therewith, and the net proceeds may also be used for working capital, to reduce existing long-term debt, to provide additional investments in our subsidiaries, and for other corporate purposes. Following and subject to the completion of this offering, we expect to repay certain debt of our wireline telephone subsidiaries, although none of the proceeds of this offering will be used specifically to repay such debt. See "Use of Proceeds."
Tax Consequences	See "Material Federal Income Tax Considerations" in the Prospectus Supplement for a discussion of the federal income tax consequences of the purchase, ownership and disposition of the Notes.

SELECTED HISTORICAL FINANCIAL DATA

        The balance sheet data as of December 31, 2003 and 2004 and statement of operations data for each of the years ended December 31, 2002, 2003 and 2004 are derived from the audited historical financial statements and related notes, which are incorporated by reference herein. The balance sheet data as of December 31, 2002 are derived from audited historical financial statements and related notes, which are not incorporated by reference herein.

	Year Ended December 31,
	2002	2003	2004
	(Dollars in thousands)
Statement of Operations Data:
Operating revenues	$2,998,474	$3,445,216	$3,720,389
Operating income	386,355	267,888	220,751
Interest expense	(132,224)	(171,391)	(198,706)
Income (loss) from continuing operations before income taxes and minority interest(1)	(1,555,669)	130,736	149,346
Net income (loss)(1)	(994,772)	46,608	49,004
Balance Sheet Data:
Cash and cash equivalents	1,298,936	937,651	1,168,581
Investments:
Marketable equity securities(1)	1,944,939	2,772,410	3,398,804
Licenses and license rights	1,247,197	1,231,363	1,228,801
Unconsolidated entities	205,995	214,885	206,763
Total assets	9,671,784	10,193,338	10,993,841
Total long-term debt (including current maturities)	3,362,722	3,691,387	3,703,030
Other Data:
Depreciation, amortization and accretion expense	510,445	595,732	667,956
Capital expenditures	899,050	776,967	798,252
Wireless telephone customers	4,103,000	4,409,000	4,945,000
Wireline equivalent access lines(2)	1,002,600	1,087,000	1,157,200
Ratio of earnings to fixed charges(3)	— (4)	1.51	1.50

(1)
In the year ended December 31, 2002, we recognized in our statement of operations an other than temporary investment loss of approximately $1,757.5 million ($1,045.0 million, net of $686.6 million of income taxes and $25.9 million of minority interest). The recognition of this loss has no impact on cash flows. We mark to market the value of our marketable equity securities on a regular basis so that our balance sheet always reflects the current market value of those securities. Management continues to review the valuation of the investments on a periodic basis.

(2)
An equivalent access line is derived by converting a high capacity data line to an estimated equivalent, in terms of capacity, number of switched access lines.

(3)
For purposes of calculating this ratio, earnings consist of net income from continuing operations before income taxes, fixed charges, distributions from minority investments and amortization of capitalized interest, less equity in undistributed earnings of unconsolidated investments, minority interest in pretax income of subsidiaries that have not incurred fixed charges, capitalized interest and preferred dividend requirements. Fixed charges consist of interest expense, amortization of deferred debt expenses, estimated interest portion of rentals and preferred dividends of majority-owned subsidiaries.

(4)
Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $1,583.8 million. In the year ended December 31, 2002, we recognized a pre-tax loss on marketable securities and other investments of $1,888.4 million primarily as a result of management's determination that unrealized losses with respect to the investments were other than temporary and the write-off of a note receivable.

RISK FACTORS

        This Prospectus Supplement contains forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks and the risks set forth under the heading "Forward-Looking Statements" in the Prospectus. You should carefully consider such risks and the other information contained in, or incorporated by reference into, this Prospectus Supplement and the Prospectus.

Risks Associated with the Notes:

We have a significant amount of indebtedness, which could adversely affect our financial performance and impact our ability to make payments on the Notes.

        Our level of indebtedness could have important consequences to the holders of the Notes. See "Capitalization." For example, it:

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  may limit our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations are revised downward;

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  will require us to dedicate a substantial portion of our cash flow from operations to the payment of interest and principal on our debt, reducing the funds available to us for other purposes including expansion through acquisitions, capital expenditures, marketing spending and expansion of our business; and

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  may limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors.

        Our ability to make scheduled payments or to refinance our obligations with respect to our indebtedness will depend on our financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and other factors beyond our control. In addition, our leverage may put us at a competitive disadvantage to some of our competitors that are not as leveraged.

Changes in our credit rating could adversely affect the market price of the Notes.

        Following the offering, the market price for the Notes will be based on a number of factors, including our ratings with major credit rating agencies. Credit rating agencies revise their ratings for the companies that they follow from time to time, including us. We cannot be sure that credit rating agencies will maintain their current ratings on the Notes. A negative change in our ratings could have an adverse effect on the market price of the Notes. See "Prospectus Summary—Recent Developments—Ratings under Review for Possible Downgrade by Moody's Investor Service."

Changes in the credit markets could adversely affect the market price of the Notes.

        Following the offering, the market price for the Notes will be based on a number of factors, including:

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  the prevailing interest rates being paid by other companies similar to us; and

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  the overall condition of the financial markets.

        The condition of the credit markets and prevailing interest rates have fluctuated in the past and can be expected to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price and liquidity of the Notes.

We may not be able to comply with certain debt covenants, which could cause some of our other debt to become accelerated.

        The credit facilities of TDS and its subsidiaries, the indentures and other documents defining the rights of holders of existing indebtedness of TDS and its subsidiaries and the Notes offered hereby contain various covenants. See "Description of Other Indebtedness." Although we are currently in compliance and intend to continue to comply with these covenants, we cannot assure you that we will be able to do so. Restrictions contained in these and other debt instruments may limit our operating and financial flexibility. An event of default, including a failure to comply with any of such covenants and/or restrictions, could make some or all of such debt immediately due and payable. The acceleration of a material portion of our indebtedness could have a material adverse effect on our financial position.

You may not be able to resell the Notes purchased in this offering.

        There is no existing trading market for the Notes and we cannot make any assurance as to:

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  the development of an active trading market;

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  the liquidity of any trading market that may develop;

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  the ability of holders to sell their Notes; or

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  the price at which the holders would be able to sell their Notes.

        If a trading market were to develop, the future trading prices of the Notes will depend on many factors, including prevailing interest rates, our ratings published by major credit rating agencies, the market for similar securities and our financial performance. If a trading market develops, there is no assurance that it will continue.

We could enter into various transactions that could increase the amount of our outstanding debt, or adversely affect our capital structure or credit rating, or otherwise adversely affect holders of the Notes.

        Subject to certain exceptions relating to incurring certain liens or entering into certain sale and leaseback transactions, the terms of the Notes do not prevent us from entering into a variety of acquisition, divestiture, refinancing, recapitalization or other highly leveraged transactions. As a result, we could enter into any such transaction even though the transaction could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit rating or otherwise adversely affect the holders of the Notes.

Our holding company structure results in structural subordination and may affect our ability to make payments on the senior notes.

        As a holding company, substantially all of our income and operating cash flow is dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of amounts owed under the Notes. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the Notes or, subject to limited exceptions under certain intercompany agreements, to make any funds available to us to pay our obligations, whether by dividends, loans or other payments. Certain of our subsidiaries' loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of Notes to benefit indirectly therefrom) will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors.

Risks Associated with TDS's Business:

Significant competition in the telecommunications services industry may result in our competitors offering new or better products and services or lower prices, which could have a material adverse effect on our profitability.

        Competition in the telecommunications industry is intense. We anticipate that competition will cause the prices for products and services to continue to decline in the future. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry. Some of our competitors are larger than us, possess greater resources and more extensive coverage areas, and may market other services with their wireless or wireline communications services that we do not offer. Furthermore, there has been a recent trend in the telecommunications industry towards consolidation of service providers through joint ventures, reorganizations and acquisitions. We expect this consolidation to lead to larger competitors over time. We may be unable to compete successfully with larger companies that have substantially greater resources or that offer more services than we do.

        Sources of competition to our wireless telephone service typically include between five and seven competing wireless communication service providers in each market, as well as enhanced specialized mobile radio service providers, wireline telephone service providers, resellers and providers of other alternate telecommunications services. Many of our wireless competitors have substantially greater financial, technical, marketing, sales, purchasing and distribution resources than we do.

        In addition, our ability to compete in the wireless market also depends on our ability to offer regional and national calling plans to our customers. We rely on roaming agreements with other wireless carriers to provide roaming capabilities in areas not covered by our network. These agreements are subject to renewal and termination if certain events occur, including, without limitation, if network standards are not maintained. If we are unable to maintain or renew these agreements, our ability to continue to provide competitive regional and nationwide wireless service to our customers could be impaired, which, in turn, would have an adverse impact on our wireless operations.

        Sources of competition to our incumbent local exchange carrier business include, but are not limited to, resellers of local exchange services, interexchange carriers, satellite transmission service providers, wireless communications providers, cable television companies, competitive access service providers, competitive local exchange carriers, Voice-over-Internet-protocol, or VoIP, providers and providers using other emerging technologies. In the future, we expect the number of our access lines served to continue to be adversely affected by wireless and broadband substitution.

        Sources of competition to our competitive local exchange carrier business include the sources identified in the prior paragraph as well as the incumbent local exchange carrier in market, which enjoys competitive advantages, including its wireline connection to virtually all of the customers and potential customers of our competitive local exchange carrier, its established brand name and its substantial financial resources. Our competitive local exchange carrier is required to discount services to win potential customers. These factors result in lower operating margins for our competitive local exchange carrier, and make it vulnerable to any discount pricing policies that the incumbent local exchange carrier may adopt to exploit its lower-cost structure and greater financial resources.

Alternative technologies and current uncertainties in the telecommunication market may reduce demand for our services.

        The telecommunications industry is experiencing significant technological change, as evidenced by cable and DSL broadband technology, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Technological advances and industry changes could cause the technology used on our networks to become obsolete. We may not be able to respond to such changes and implement new technology on a timely basis, or at an acceptable cost.

        Certain wireless carriers are seeking to implement "third generation," or "3G" technology. The 3G technology has the potential for high-speed, always-on Internet connectivity and high-quality video and audio. We cannot assure you that U.S. Cellular can implement 3G technology successfully or on a cost-effective basis.

        In addition, Voice over Internet Protocol, also known as VoIP, is an emerging technological trend that could cause a decrease in demand for our traditional wireline telephone services, including the demand for additional lines. VoIP is gaining ground among business users who have found that Internet telephone systems can cut costs and improve efficiency. It is also possible for residential users to use VoIP as a replacement for a traditional telephone line.

        If we cannot keep pace with these technological changes or changes in the telecommunications market, the technology used on our networks or our business strategy may become obsolete.

Regulation by government and taxing agencies may increase our costs of providing service or require us to change our services, either of which could impair our financial performance.

        Our operations are subject to varying degrees of regulation by the Federal Communications Commission, state public utility commissions and other federal, and state and local regulatory agencies and legislative bodies. Adverse decisions or regulation of these regulatory bodies could negatively impact our operations by among other things, increasing our costs of doing business, permitting greater competition or limiting our ability to engage in certain sales or marketing activities.

        Licenses granted to us by the FCC to provide wireless communications services were originally issued for 10-year terms and may be renewed for additional 10-year terms subject to FCC approval of the renewal applications. Failure to comply with FCC requirements in a given service area could result in the revocation of our license for that area or in the imposition of fines.

        Our incumbent local exchange carriers have been granted franchises by each of the states in which we operate. We are subject to regulation from the regulatory commissions in each of these states as well as from the FCC. State regulatory commissions have primary jurisdiction over local and intrastate rates that we charge customers, including, without limitation, other telecommunications companies, and service quality standards. The FCC has primary jurisdiction over the interstate access rates that we charge other telecommunications companies that use our network and issues related to interstate service. Future revenues, costs, and capital investment in our wireline business could be adversely affected by material changes to these regulations including but not limited to changes in inter-carrier compensation, state and federal universal service support, UNE-P pricing and requirements, and VoIP regulation.

        Although our competitive local exchange carriers do not have franchises in the same way as the ILECs, the viability of its business model depends on FCC and state regulations. In particular, certain recent court decisions and regulatory developments relating to the unbundled network element platform or UNE-P and access and transport options could negatively affect the competitive local exchange carrier's ability to obtain access to certain local networks or provide broadband services to end users. In addition, the state public service commissions of Illinois, Wisconsin and Michigan have issued orders that will adversely affect the cost of providing some services for TDS Telecom's competitive local exchange carrier operations in those states, primarily services to residential customers and certain small business customers.

        Recent rule changes that permit customers to retain their wireline or wireless number when switching to another service provider could increase the number of our customers who choose to disconnect their wireless or wireline service from us if an exception to such rules is not available. Other recent and pending court decisions and rulemakings could also have a substantial impact on our operations, including in particular rulemakings on intercarrier access compensation, universal service, unbundled network elements and VoIP regulations. Litigation and different objectives among federal and state regulators could create uncertainty and delay our ability to respond to new regulations. We are unable to predict the future actions of the various regulatory bodies that govern us, but such actions could materially affect our business.

Failure to successfully integrate recently completed, pending or possible future acquisitions could adversely affect our financial performance and impact our ability to make payments on the Notes.

        As part of our operating strategy, we may expand our territory through the acquisition of other wireless and wireline communications providers. These transactions commonly involve a number of risks, including the:

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  risk that the acquired business will not achieve the results we expect;

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  risk that we may not realize any anticipated cost savings and revenue growth;

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  difficulty of assimilating acquired operations and personnel;

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  diversion of management's attention;

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  disruption of ongoing business;

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  impact on our cash and available credit lines for use in financing future growth and working capital needs;

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  inability to retain key personnel;

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  inability to successfully incorporate acquired assets and rights into our service offerings;

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  inability to maintain uniform standards, controls, procedures and policies; and

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  impairment of relationships with employees, customers or vendors.

        Failure to overcome these risks or any other problems encountered in these transactions could have a material adverse effect on our business. In connection with possible future acquisitions, we may also incur additional debt, which could have an adverse effect on the market value of the Notes.

Our business and results of operations could be adversely affected if the financial difficulties of our key equipment vendors result in any delay or termination of our receipt of equipment or services.

        We depend upon certain vendors to provide us with equipment and services that we need to continue our network build-out and upgrade and operate our business. Certain of these vendors have recently experienced financial difficulties. If these vendors fail to provide equipment or services to us on a timely basis or cease to provide such equipment or services, we may be unable to provide services to our customers in a competitive manner or continue to maintain and upgrade our network. Accordingly, the financial difficulties of our key equipment vendors could have a material adverse effect on our business and results of operations.

Use of hand-held phones may pose health or other risks, which could result in the reduced use of wireless services or liability for personal injury claims.

        Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health problems, including cancer or tumors, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation. Any resulting decreases in demand for wireless services, or costs of litigation and damage awards, could impair our ability to sustain profitability.

        In addition, some studies have indicated that some aspects of using wireless phones while driving may impair drivers' attention in certain circumstances, making accidents more likely. These concerns could lead to potential litigation relating to accidents, deaths or serious bodily injuries, or to new restrictions or government regulations that restrict or prohibit wireless phone use, any of which could have a material adverse effect on our results of operations.

Management anticipates that the rate of growth in U.S. Cellular's inbound roaming minutes and inbound roaming revenue per minute will decline.

        U.S. Cellular's revenue growth could be adversely affected by changes in factors which impact its inbound roaming revenue stream, including those listed in the following sentence. U.S. Cellular's service revenues primarily consist of: (1) charges for access, airtime and value-added services provided to our retail customers; (2) charges to customers of other systems who use our wireless systems when roaming, which we refer to as "inbound roaming"; and (3) charges for long-distance calls made on U.S. Cellular's systems. Historically, inbound roaming revenues have accounted for approximately 10% to 20% of U.S. Cellular's total service revenues. Management anticipates that the rate of growth in inbound roaming minutes of use will be reduced in the future because newer customers tend to roam less than existing customers, reflecting further penetration of the consumer market; and, as new wireless operators begin service in our markets, our roaming partners could switch their business to these new operators. Management also anticipates that average inbound roaming revenue per minute of use will continue to decline, reflecting the continued general downward trend in negotiated rates.

        Now that the conversion of U.S. Cellular's network to CDMA is substantially complete, certain of its significant roaming partners will be using a different digital radio technology than U.S. Cellular. This could adversely impact usage from those carriers' customers on its network. Changes in roaming usage patterns, per minute roaming rates and relationships with carriers whose customers generate roaming minutes of use on U.S. Cellular's network all could have an adverse effect on U.S. Cellular's revenues and revenue growth.

TDS Telecom's incumbent local exchange carriers may experience lower access revenues, lower support revenues and lower revenues from customers.

        TDS Telecom receives a substantial amount of its incumbent local exchange carrier revenue from the sale of traditional wireline services to retail customers, providing access to other interexchange carriers and compensation from the Universal Service Fund and other support funds.

        The wireline telephone industry has recently experienced a decline in access lines, second lines, intrastate minutes of use and long distance minutes of use. The recent decline in access lines and usage, coupled with the other changes resulting from competitive, technological and regulatory developments discussed above, could materially effect the future revenues from the sale of traditional wireline services to retail customers.

        In addition, the FCC is re-examining all currently regulated forms of access charges and the prospect for continued access charges is uncertain. If the FCC adopts changes in access charge regulations, this could have a material adverse impact on access revenues from other interexchange carriers.

        Furthermore, the FCC is reviewing the Universal Service Fund and applicable rules to assess the sustainability of the fund and is examining the process for determining the appropriate contributors, contribution rate, collection method, supported services, and the eligibility and portability of payments.

Changes in the Universal Service Fund that reduce the size of the fund and payments to TDS Telecom could have a material adverse impact on this source of revenues.

TDS Telecom's competitive local exchange carriers may experience lower revenue growth due to court decisions and regulatory developments.

        As a result of certain recent court decisions and regulatory developments, TDS Telecom expects to phase-out competitive local exchange carrier operations that rely on an unbundled network element platform provided by incumbent carriers. This currently represents approximately 8% of TDS Telecom's CLEC lines. Moreover, the loss of some access and transport options as a result of such developments is unfavorable for TDS Telecom competitive local exchange carrier operations and could negatively affect the company's ability to provide broadband services to end users.

        Regulatory changes and competitive pressures in 2004 triggered an impairment review by TDS Telecom of its competitive local exchange carrier operation's tangible and intangible assets. As a result of the impairment review, TDS Telecom reassessed the future expected cash flows from its competitive local exchange carrier operations and concluded that the long-lived tangible assets and goodwill of its competitive local exchange carrier operations were impaired. TDS Telecom recorded an $87.9 million loss with respect to the impairment of long-lived assets and recorded a loss of $29.4 million with respect to goodwill in 2004.

USE OF PROCEEDS

        The net proceeds to be received by us from the offering, after deducting underwriting discounts and estimated expenses, are estimated to be approximately $       million. We expect to use the net proceeds from the offering principally in connection with our acquisition, construction and development programs, including reduction of short-term debt incurred in connection therewith, and the net proceeds may also be used for working capital, to reduce existing long-term debt, to provide additional investments in our subsidiaries, and for other corporate purposes. Until the proceeds are used for these purposes, we may deposit them in interest-bearing accounts or invest them in short-term investment securities.

        In January 2005, at the same time that the TDS Board of Directors authorized a committee of the TDS Board of Directors to approve this offering, the TDS Board also authorized such committee to approve the repayment of some or all of the notes of telephone subsidiaries of TDS Telecom issued under certain loan agreements with agencies of or sponsored by the United States of America. At December 31, 2004 the weighted average interest rate of such loans was approximately 5.7% and the weighted average maturity was approximately 12 years. The source of funds for such repayment would be primarily cash from such telephone subsidiaries, although a small portion of the proceeds of this offering may possibly be used for such repayment. As of the date hereof, such committee has not taken action to approve the repayment of such loans, but such approval is expected to be given following the completion of this offering.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization at December 31, 2004: (1) on an actual basis, (2) as adjusted to give effect to the net proceeds from the sale of the Notes offered hereby in the aggregate principal amount of $       million and (3) on a pro forma basis to reflect the expected use of primarily other funds to repay $       million of TDS Telecom debt to federal government agencies or government-sponsored agencies following the completion of this offering. The table should be read in conjunction with our financial statements, the notes to our financial statements and the other financial data included in or incorporated by reference into this Prospectus Supplement and the Prospectus. See "Summary" and "Use of Proceeds" in this Prospectus Supplement and "Where You Can Find More Information" in the Prospectus.

	December 31, 2004
	Actual	As Adjusted		Pro Forma
	(Dollars in thousands)
Cash and cash equivalents	$1,168,581	$		$

Short-term debt:
Revolving Credit Facilities	$30,000		$30,000		$30,000
Current portion of long-term debt	38,787		38,787

Total short-term debt	$68,787		$68,787	$

Long-term debt and variable prepaid forward contracts:
TDS 7.60% Series A Notes due 2041	$500,000		$500,000		$500,000
TDS Medium Term Notes(1)	52,200		52,200		52,200
TDS 7.0% Senior Notes due 2006	200,000		200,000		200,000
U.S. Cellular debt	1,000,930		1,000,930		1,000,930
TDS Telecom government debt	234,147		234,147
Notes offered hereby	—
Variable Prepaid Forward Contracts	1,689,644		1,689,644		1,689,644
Other	26,109		26,109		26,109
Current portion of long-term debt	(38,787)		(38,787)

Total long-term debt and variable prepaid forward contracts	3,664,243

Total debt	$3,733,030	$		$

Stockholders' equity:
Common Shares, par value $.01 per share; authorized 100,000,000 shares; issued 56,377,000 shares	$564		$564		$564
Special Common Shares, par value $.01 per share; authorized 20,000,000 shares; issued, -0- shares	—		—		—
Series A Common Shares, par value $.01 per share; authorized 25,000,000 shares; issued and outstanding 6,421,000 shares	64		64		64
Capital in Excess of Par	1,823,161		1,823,161		1,823,161
Treasury Shares, at cost, 5,361,000 Common Shares	(449,173)		(449,173)		(449,173)
Accumulated Other Comprehensive Income	373,505		373,505		373,505
Retained Earnings	1,442,627		1,442,627		1,442,627

Total common stockholders' equity	$3,190,748		$3,190,748		$3,190,748

Total capitalization (excluding preferred shares)	$6,992,565	$		$

(1)
TDS redeemed $17.2 million of medium-term notes in January and February 2005.

DESCRIPTION OF THE NOTES

General

        We provide information to you about the Notes in two separate documents:

  •
  the accompanying prospectus and

  •
  this prospectus supplement.

        The following statements about the Notes are summaries and are subject to, and qualified in their entirety by reference to, the prospectus and the Indenture referred to in the prospectus. See "Description of Debt Securities" in the prospectus for additional information concerning the Notes and the Indenture. The following statements, therefore, do not contain all the information that may be important to you. Not all the defined terms used in this prospectus supplement are defined in this prospectus supplement. You should refer to the prospectus or Indenture for the definitions of certain terms.

        Subject to the discussion in this prospectus supplement, the Notes

  •
  will be issued under the Indenture, dated as of November 1, 2001, as amended or supplemented from time to time, between TDS and BNY Midwest Trust Company, as Trustee,

  •
  will be our unsecured and unsubordinated obligations, except as described under "Certain Covenants of TDS" below,

  •
  will rank equally and ratably with all of our other existing and future unsecured and unsubordinated indebtedness, except as described under "Ranking" below,

  •
  will mature on                        ,        ,

  •
  will be issued in minimum denominations of $25 and integral multiples thereof,

  •
  will be redeemable at our option, in whole or in part, at any time on and after, March     , 2010 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date as described under "Redemption and Repayment" below, and

  •
  are expected to be listed on the New York Stock Exchange.

        Because the Company is a holding company which conducts substantially all of its operations through subsidiaries, the right of the Company, and hence the right of creditors of the Company (including the holders of the Notes), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

Further Issuances

        We may, without the consent of the holders of the Notes, issue additional notes having the same ranking and the same stated maturity date and other terms as these Notes. Any additional notes, together with the Notes offered by this prospectus supplement, will constitute a single series of senior debt securities under the indenture. No additional notes may be issued if an event of default under the indenture has occurred and is continuing with respect to the Notes.

Ranking

        As of the date of this prospectus supplement, the Company has approximately $235 million of senior notes outstanding, which we refer to as the outstanding notes, which have the benefit of covenants limiting secured debt and sale and leaseback transactions similar to, but more restrictive than, the limitations on secured debt and sale and leaseback transactions described below. In the event the Company incurs secured debt or enters into a sale and leaseback transaction that is excepted from the covenant protection provided to the holders of the Notes but not the holders of the outstanding notes, the Notes may become effectively subordinated to the claims of the holders of the outstanding notes up to the value of the assets subject to the lien or sale and leaseback transaction. See "Description of Other Indebtedness." Substantially all of our operations are conducted through our subsidiaries. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and, therefore, the right of the holders of the notes to participate in those assets will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries, including liabilities to trade creditors. As of December 31, 2004, our subsidiaries had approximately $1.3 billion in indebtedness.

Trading Characteristics

        We expect the Notes to trade at a price that takes into account the value, if any, of accrued and unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the Notes that is not included in their trading price. Any portion of the trading price of a note that is attributable to accrued and unpaid interest will be treated as a payment of interest for U.S. federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Notes. See "Material Federal Income Tax Consequences" below.

Quarterly Payments

        Interest on the Notes will accrue from March    , 2005 at a rate of    % per annum and will be payable initially on June    , 2005 and thereafter quarterly on March    , June    , September    and December    of each year (each an "Interest Payment Date"). On an Interest Payment Date, interest will be paid to the persons in whose names the Notes were registered as of the record date. With respect to any Interest Payment Date, while the Notes remain in book-entry form the record date will be one Business Day prior to the relevant Interest Payment Date.

        The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year. The amount of interest payable for any period shorter than a full quarterly interest period will be computed on the basis of the number of days elapsed in a 90-day quarter of three 30-day months. If any Interest Payment Date falls on a Saturday, Sunday, legal holiday or a day on which banking institutions in the City of New York are authorized by law to close, then payment of interest will be made on the next succeeding business day and no additional interest will accrue because of the delayed payment, except that, if such business day is in the next succeeding calendar year, such payment will be made on the immediately preceding Business Day, with the same force and effect as if made on such date.

Redemption and Repayment

        The Notes will be redeemable at our option, in whole or in part, at any time on and after March     , 2010, upon not less than 30 nor more than 60 days notice, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. Additionally, we may at any time repurchase Notes at any price in the open market and may hold, resell or surrender such Notes to the Trustee for cancellation. You will not have the right to require us to repay Notes prior to maturity. The Notes are not subject to any sinking fund provision.

Additional Event of Default

        In addition to the Events of Default described in the prospectus, the terms of the Notes provide the following circumstance will be an Event of Default:

  •
  an event of default occurs under any instrument under which there is outstanding, or by which there may be secured or evidenced, any indebtedness of TDS for money borrowed, other than non-recourse indebtedness, which results in acceleration of, or non-payment at maturity, after giving effect to any applicable grace period, of such indebtedness in an aggregate amount exceeding 2% of TDS's Consolidated Assets, and

  •
  TDS shall have failed to cure such default or to discharge such indebtedness within ten calendar days after notice thereof to TDS by the Trustee or to TDS and the Trustee by the Holders of at least 33% in aggregate principal amount of the Notes then outstanding.

        Notwithstanding the foregoing, no such Event of Default will exist as long as TDS is contesting any such default or acceleration in good faith and by appropriate proceedings.

Certain Covenants of TDS

        Under the Supplemental Indenture establishing the Notes, TDS has agreed that it will not engage in certain transactions, as described below. Certain capitalized terms used below and in such Supplemental Indenture, not including terms defined in the Indenture, are defined at the end of this section.

        Limitation on Secured Debt.    TDS will not create or incur any Secured Debt without in either case effectively providing that the Notes, together with, if TDS will so determine, any other Debt of or guaranteed by TDS ranking equally with the Notes, will be secured equally and ratably with or prior to such Secured Debt, with certain stated exceptions.

        These exceptions permit:

  1.
  Secured Debt on acquired property, including Secured Debt:

  a.
  in respect of Liens on property existing at the time such property is acquired by TDS,

  b.
  in respect of Liens created upon or within 270 days following the acquisition or construction of property, including any improvements to existing property, to secure the payment of all or part of the purchase price thereof, or

  c.
  incurred by TDS prior to, at the time of or within 270 days following the acquisition of property which is subject to a related Lien, which Secured Debt is incurred for the purpose of financing all or part of the purchase price thereof.

        In general, this exception applies only to Liens on acquired property, and does not apply to Liens on any other property then owned by TDS.

  2.
  Secured Debt in respect of Liens on acquired property of a Person:

  a.
  existing at the time such Person is merged into or consolidated with TDS or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to TDS,

  b.
  resulting from such merger, consolidation, sale, lease or disposition by virtue of any Lien on property granted by TDS prior to and unrelated to such merger, consolidation, sale, lease or disposition which applies to after-acquired property of TDS, or

    c.
    resulting from such merger, consolidation, sale, lease or disposition pursuant to a Lien or contractual provision granted or entered into by such Person prior to such merger, consolidation, sale, lease or disposition, and not at the request of TDS.

          Any such Lien referred to in clause a does not apply to any property of TDS other than the property subject thereto at the time such Person or properties were acquired and any such Lien referred to in clause b or c does not apply to any property of TDS other than the property so acquired.

  3.
  Liens existing at the date of the Supplemental Indenture relating to the Notes.

  4.
  Liens in favor of a government or governmental entity to secure partial progress, advance or other payments, or other obligations, or to secure any Debt incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject to such Lien.

  5.
  Liens arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulation, which Lien is required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege, franchise, license or permit.

  6.
  Liens for taxes, assessments or governmental charges or levies not yet delinquent or governmental charges or levies already delinquent, the validity of which charge or levy is being contested in good faith and for which any reserves required in accordance with generally accepted accounting principles have been established.

  7.
  Liens, including judgment liens, arising in connection with legal proceedings so long as such proceeding are being contested in good faith and, in the case of judgment liens, execution thereon is stayed and for which any reserves required in accordance with generally accepted accounting principles have been established.

  8.
  Liens on equity interests of TDS or any subsidiary of TDS in Deutsche Telekom AG, Rural Cellular Corporation, VeriSign, Inc., Vodafone plc, successors thereto or in any other Person that TDS does not Control.

  9.
  Liens upon or involving any property or assets now owned or from time to time hereafter acquired by U.S. Cellular or any of its subsidiaries related in any way to the ownership by U.S. Cellular or by any of its subsidiaries of wireless telecommunications towers, including, but not limited to, tower structures, land on which towers are located, other real estate associated with such towers, leases for towers or for tower sites, subleases, licenses, co-location arrangements, easements and all other real property and other tangible or intangible assets related thereto.

  10.
  Liens securing indebtedness of TDS or of any of its Subsidiaries to the Rural Electrification Administration, Rural Utility Service, Rural Telephone Bank or the Rural Telephone Finance Cooperative.

  11.
  Liens incurred and deposits made in the ordinary course of business to secure surety and appeal bonds, leases, return-on-money bonds and other similar obligations, exclusive of obligations for the payment of borrowed money.

  12.
  Secured Debt secured by any extension, renewals or replacement of any Liens referred to in the foregoing clauses 1 to 11, inclusive, provided that

  a.
  the principal amount of Secured Debt secured thereby does not exceed the principal amount of such Debt immediately prior to such extension, renewal or replacement, and

    b.
    any Lien created in connection therewith is limited to all or part of the property, plus improvements to such property, which secured the Secured Debt so extended, renewed or replaced.

        The restrictions in the first paragraph under "—Limitation on Secured Debt" do not apply if, immediately after the incurrence of such Secured Debt, giving effect to the application of the proceeds therefrom,

    a.
    the aggregate principal amount of Secured Debt, other than Secured Debt described in clauses 1 to 12, above, plus

    b.
    the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions, other than Sale and Leaseback Transactions the proceeds of which are or will be applied as described in clauses 1 to 6 inclusive, under "Limitation on Sale and Leaseback Transactions" below, would not exceed 20% of Consolidated Assets.

        Limitation on Sale and Leaseback Transactions.    TDS will not enter into any Sale and Leaseback Transaction unless immediately after the completion of such Sale and Leaseback Transaction, giving effect to the application of the proceeds therefrom,

    a.
    the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions, other than Sale and Leaseback Transactions described in clauses 1 to 6, inclusive, of the immediately succeeding paragraph, plus

    b.
    the aggregate principal amount of Secured Debt, other than Secured Debt described in clauses 1 to 12, inclusive, under "Limitation on Secured Debt" above, would not exceed 20% of Consolidated Assets.

        The foregoing restrictions do not apply to, and there will be excluded in computing the aggregate amount of Capitalized Rent for the purpose of such restrictions, the following Sales and Leaseback Transactions:

  1.
  Sale and Leaseback Transactions entered into to finance the payment of all or any part of the purchase price of property acquired or constructed by TDS, including any improvements to existing property, or entered into prior to, at the time of or within 270 days after the acquisition or construction of such property, which Sale and Leaseback Transaction is entered into for the purpose of financing all or part of the purchase or construction price thereof. In general, the foregoing exception only applies to the property acquired by TDS and does not apply to any property transferred by TDS to a subsidiary of TDS in contemplation of or in connection with such Sale and Leaseback Transaction.

  2.
  Sale and Leaseback Transactions involving property of a Person existing at the time such Person is merged into or consolidated with TDS or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to TDS.

  3.
  Sale and Leaseback Transactions in which the lessor is a government or governmental entity and which Sale and Leaseback Transaction is entered into to secure partial progress, advance or other payments, or other obligations, pursuant to any contract or statute or to secure any Debt incurred for the purpose of financing all or any part of the cost of constructing or improving the property subject to such Sale and Leaseback Transaction.

  4.
  Sale and Leaseback Transaction involving any property or assets now owned or from time to time hereafter acquired by U.S. Cellular or any of its subsidiaries related in any way to the ownership by U.S. Cellular or by any of its subsidiaries of wireless telecommunications towers, including, but not limited to, tower structures, land on which towers are located, other real estate associated with such towers, leases for towers or for tower sites, subleases, licenses, collocation arrangements, easements and all other real property and other tangible or intangible assets related thereto.

  5.
  Sale and Leaseback Transactions the net proceeds of which are at least equal to the fair value, as determined by the Board of Directors of TDS, of the property leased pursuant to such Sale and Leaseback Transaction, so long as within 270 days of the effective date of such Sale and Leaseback Transaction, TDS applies, or irrevocably commits to an escrow account, an amount equal to the net proceeds of such Sale and Leaseback Transaction to either:

  a.
  the purchase of other property having a fair value at least equal to the fair value of the property leased in such Sale and Leaseback Transaction and having a similar utility and function, or

  b.
  the retirement or repayment, other than any mandatory retirement or repayment at maturity, of

  i.
  the Notes,

  ii.
  other Funded Debt of TDS which ranks prior to or on a parity with the Notes, or

  iii.
  indebtedness of any subsidiary of TDS maturing by its terms more than one year from its date of issuance, notwithstanding that any portion of such indebtedness is included in current liabilities, or preferred stock of any subsidiary of TDS, other than any such indebtedness owed to or preferred stock owned by TDS or any subsidiary of TDS.

            In lieu of applying an amount equivalent to all or any part of such net proceeds to such retirement or repayment or committing such an amount to an escrow account for such purpose, TDS may deliver to the Trustee outstanding Notes and thereby reduce the amount to be applied pursuant to b of this clause 5 by an amount equivalent to the aggregate principal amount of the Notes so delivered.

  6.
  Sale and Leaseback Transactions involving extensions, renewals or replacements in whole or in part of a lease pursuant to a Sale and Leaseback Transaction referred to in the foregoing clauses 1 to 5, inclusive. Any such lease extension, renewal or replacement will be limited to all or any part of the same property leased under the lease so extended, renewed or replaced, plus improvements to such property.

  Certain Definitions.

        "Capital Stock" means and includes any and all shares, interests, participations or other equivalents, however designated, of ownership in a corporation or other Person.

        "Capitalized Rent" means the present value, discounted semi-annually at a discount rate equal to the weighted average rate of interest borne by the Notes then outstanding, of the total net amount of rent payable for the remaining term of any lease of property by TDS, including any period for which such lease has been extended; except that no such rental obligation will be deemed to be Capitalized Rent unless the lease resulted from a Sale and Leaseback Transaction. The total net amount of rent payable under any lease for any period will be the total amount of the rent payable by the lessee with respect to such period but will not include amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates, sewer rates and similar charges.

        "Consolidated Assets" means the gross assets, as defined by generally accepted accounting principles, less accumulated depreciation and amortization, of TDS and its Subsidiaries determined on a consolidated basis at the end of TDS's then most recently reported fiscal year or quarter, as the case may be, including minority interests of Subsidiaries.

        "Debt" means with respect to a Person all obligations of such Person for borrowed money and all such obligations of any other Person for borrowed money guaranteed by such Person.

        "Funded Debt" means any Debt maturing by its terms more than one year from its date of issuance, notwithstanding that any portion of such Debt is included in current liabilities.

        "Lien" means any mortgage, pledge, security interest, lien, charge or other encumbrance.

        "Property" means any directly-held interest of a Person in any kind of property or asset whether real, personal or mixed and whether tangible or intangible, and includes Capital Stock of a subsidiary or other Person.

        "Sale and Leaseback Transaction" means any arrangement with any Person other than a Tax Consolidated Subsidiary providing for the leasing, as lessee, by TDS of any property, except for temporary leases for a term, including any renewal thereof, of not more than three years, provided that any such temporary lease may be for a term of up to five years if

  a.
  the Board of Directors of TDS reasonably finds such term to be in the best interest of TDS and

  b.
  the primary purpose of the transaction of which such lease is a part is not to provide funds to or financing for TDS, which property has been or is to be sold or transferred by TDS

  i.
  to any subsidiary of TDS in contemplation of or in connection with such arrangement or

  ii.
  to such other Person.

        "Secured Debt" means Debt of TDS secured by any Lien on property, including Capital Stock or indebtedness of subsidiaries of TDS, owned by TDS.

        "Subsidiary" means a Person which is consolidated with TDS in accordance with generally accepted accounting principles.

        "Tax Consolidated Subsidiary" means a subsidiary of TDS with which, at the time a Sale and Leaseback Transaction is entered into by TDS, TDS would be entitled to file a consolidated federal income tax return.

Book-Entry Only

        The Notes will be issued only in book-entry form through the facilities of The Depository Trust Company (the "Depository") and will be in denominations of $25 and integral multiples thereof. The Notes will be represented by one or more Global Securities ("Global Securities") and will be registered in the name of a nominee of the Depository. The Depository has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934, as amended. The Depository holds securities that its participants deposit with the Depository. The Depository also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants' accounts, thereby eliminating the need for physical movement of securities. The Depository's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of which own the Depository. The Depository is also owned by the New York Stock Exchange, Inc., the American Stock

Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depository only through participants. The rules applicable to the Depository and its participants are on file with the Securities and Exchange Commission.

        Upon the issuance of the Global Security, the Depository will credit its participants' accounts on its book-entry registration and transfer system with their respective principal amounts of the Notes represented by such Global Security. The underwriters designate which participants' accounts will be credited. The only persons who may own beneficial interests in the Global Security will be the Depository's participants or persons that hold interests through such participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository or its nominee (with respect to interests of its participants), and on the records of its participants (with respect to interests of persons other than such participants). The laws of some jurisdictions may require that some purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair your ability to transfer your interest in the Notes.

        So long as the Depository or its nominee is the registered owner of the Global Security, the Depository or its nominee will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Notes and the Indenture. Except as provided below or as we may otherwise agree in our sole discretion, owners of beneficial interests in a Global Security will not be entitled to have Notes represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Depository and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Indenture.

        Principal and interest payments on Notes registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Notes. None of TDS, the Trustee, any paying agent or the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Security for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        We expect that the Depository for the Notes or its nominee, upon receipt of any payment of principal or interest, will credit immediately its participants accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security for such Notes as shown on the records of the Depository or its nominee. We also expect that payments by such participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" (that is, the name of a securities broker or dealer). These payments will be the responsibility of the participants. The Global Security may not be transferred except as a whole to another nominee of the Depository or to a successor Depository selected or approved by us or to a nominee of that successor Depository. A Global Security is exchangeable for definitive notes in registered form in authorized denominations only if:

  •
  the Depository notifies us that it is unwilling or unable to continue as Depository and a successor Depository is not appointed by us within 90 days;

  •
  the Depository ceases to be a clearing agency registered or in good standing under the Exchange Act, or other applicable statute or regulation and a successor corporation is not appointed by us within 90 days; or

  •
  we, in our sole discretion, determine not to require that all of the notes be represented by a Global Security.

Transfer Agent and Paying Agent

        BNY Midwest Trust Company is the transfer agent and paying agent for the Notes. Payment of principal and interest will be payable, and the Notes, if in definitive form, will be transferable, at the office of the paying agent. We may, however, pay interest by wire transfer or check mailed to registered holders of the Notes. At the maturity of the Notes, the principal, together with accrued interest thereon, will be payable in immediately available funds upon surrender of such Notes at the office of the Trustee. For so long as the Notes are represented by Global Securities, we will make payments of interest to the Depository or its nominees, as the case may be, which will distribute payments to its beneficial holders in accordance with its customary procedures.

DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Credit Agreements

        TDS had a $600 million revolving credit facility with a group of banks at December 31, 2004, and had $3.4 million of letters of credit outstanding against the revolving credit facility leaving $596.6 million available for use. Borrowings bear interest at the London InterBank Offered Rate ("LIBOR") plus a contractual spread based on TDS's credit rating. At December 31, 2004, the contractual spread was 30 basis points (the one month LIBOR rate was 2.4% at December 31, 2004). The margin percentage increases by 10 basis points if more than 50% of the facility is outstanding. TDS may select borrowing periods of either seven days or one, two, three or six months. Under certain circumstances, with less than two days notice of intent to borrow, interest on borrowings is the prime rate less 50 basis points (the prime rate was 5.25% at December 31, 2004). TDS currently pays facility and administration fees at an aggregate annual rate of 0.11% of the total $600 million facility.

        TDS also had $75 million in direct bank lines of credit at December 31, 2004, all of which were unused. The terms of the direct bank lines of credit provide for borrowings at negotiated rates up to the prime rate (5.25% at December 31, 2004).

        At December 31, 2004, U.S. Cellular had a $700 million revolving credit facility which had $30.0 million of borrowings and $0.2 million of letters of credit outstanding against it, leaving $669.8 million available for use. Borrowings bear interest at the LIBOR rate plus a contractual spread based on U.S. Cellular's credit rating. At December 31, 2004, the contractual spread was 30 basis points (the one month LIBOR rate was 2.4% at December 31, 2004). U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. Under certain circumstances, with less than two days notice of intent to borrow, interest on borrowings is the prime rate less 50 basis points (the prime rate was 5.25% at December 31, 2004). U.S. Cellular currently pays facility and administration fees at an aggregate annual rate of 0.11% of the total facility.

        The continued availability of the revolving credit facilities requires TDS and U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and provide representation on certain matters at the time of each borrowing. On April 19, 2004 and December 22, 2004, TDS and U.S. Cellular announced that they would restate certain financial statements. The restatements resulted in defaults under the revolving credit agreements. TDS and U.S. Cellular were not in violation of any covenants that require TDS and U.S. Cellular to maintain certain financial ratios. TDS and U.S. Cellular did not fail to make any scheduled payments under such revolving credit agreements. TDS and U.S. Cellular received waivers from the lenders associated with the credit agreements under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements. As of December 31, 2004, TDS and U.S. Cellular are in compliance with all covenants and other requirements set forth in their revolving credit agreements.

Long-Term Debt

        The following table identifies long-term debt of TDS and its subsidiaries as of December 31, 2004:

December 31, 2004
(Dollars in thousands)
TDS
7.6% Series A notes due 2041	$500,000
Medium-term notes, averaging 9.8%, due 2021-2025	52,200
7.0% senior notes due 2006	200,000
Other	1,097

Total TDS	753,297

U.S. Cellular
6.7% senior notes due 2033, less unamortized discount	530,930
7.5% senior notes due 2034	330,000
8.75% senior notes due 2032	130,000
Other	10,000
TDS Telecom
Government debt averaging 5.7% due through 2035	234,147
Other	9,891
Other Subsidiaries	15,121

Total Subsidiaries	1,260,089

Total Long-term debt	2,013,386
Less: Current portion of long-term debt	38,787

Total Long-term debt, excluding current portion	$1,974,599

  TDS Debt

        The unsecured 7.6% Series A notes are due in 2041. The notes are redeemable by TDS beginning December 2006 at 100% of the principal amount plus accrued and unpaid interest.

        The unsecured medium-term notes mature at various times from 2021 to 2025. The medium-term notes may be redeemed by TDS at par value plus accrued but unpaid interest. As of December 31, 2004, medium-term notes aggregating $17.2 million and $35.0 million have initial redemption dates in 2005 and 2006, respectively. On December 15, 2004, TDS issued notice of its intent to redeem the $17.2 million of medium-term notes in 2005. This amount has been reclassified to current portion of long-term debt on the Balance Sheet as of December 31, 2004. TDS redeemed these notes on January 18, 2005 and February 10, 2005 at a price equal to the principal amount plus accrued interest to the redemption date.

        The unsecured 7.0% senior notes are due August 2006. The notes are redeemable at any time at the option of TDS, at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 0.25%.

  U.S. Cellular

        In June 2004, U.S. Cellular issued $330 million in aggregate principal amount of unsecured 7.5% senior notes due June 15, 2034. U.S. Cellular may redeem the notes, in whole or in part, at any time on and after June 17, 2009, at redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date.

        Also, in June 2004, U.S. Cellular issued $100 million in aggregate principal amount of unsecured 6.7% senior notes due December 15, 2033 priced to yield 7.21% to maturity. This was a further issuance of U.S. Cellular's 6.7% senior notes that were issued in December 2003, in the aggregate principal amount of $444 million.

        In December 2003, U.S. Cellular sold $444 million of unsecured 6.7% senior notes due December 15, 2033. U.S. Cellular may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 0.30%.

        In November 2002, U.S. Cellular sold $130 million of unsecured 8.75% senior notes due in November 2032. U.S. Cellular may redeem the notes, in whole or in part, at any time on and after November 7, 2007, at redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date.

  TDS Telecom

        TDS Telecom's Rural Utilities Service, Rural Telephone Bank and Federal Financing Bank Mortgage notes issued under certain loan agreements with the Rural Utilities Service, Rural Telephone Bank and Federal Financing Bank, agencies of the United States of America, are to be repaid in equal monthly or quarterly installments covering principal and interest beginning six months to three years after dates of issue and expiring through 2035. Substantially all telephone plant of the incumbent local exchange companies is pledged under Rural Utilities Service and Rural Telephone Bank mortgage notes and various other obligations of the telephone subsidiaries.

  Covenants

        The covenants associated with TDS's long-term debt obligations, among other things, restrict TDS's ability, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions; and sell, consolidate, or merge assets. As of December 31, 2004, TDS was in compliance with all of the covenants of its debt obligations.

        In addition, the covenants associated with long-term debt obligations of certain subsidiaries of TDS, among other things, restrict these subsidiaries' ability, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions; sell, consolidate, or merge assets, and pay dividends. As of December 31, 2004, TDS's subsidiaries were in compliance with all of the covenants of their debt obligations.

  Forward Contracts

        TDS maintains a portfolio of available-for-sale marketable equity securities, the majority of which are the result of sales or trades of non-strategic assets. During 2002, subsidiaries of TDS entered into forward contracts with counterparties in connection with its Deutsche Telekom, Vodafone and VeriSign marketable equity securities with proceeds aggregating $1,631.8 million. The principal amount of the forward contracts was accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments. The following table summarizes certain facts surrounding the contracted securities, pledged as collateral for the forward contracts.

	Security Shares	December 31, 2004 Loan Amount
	(Dollars in thousands)
Deutsche Telekom less unamortized debt discount	131,461,861	$1,470,065
Vodafone	12,945,915	201,038
VeriSign less unamortized debt discount	2,361,333	18,541

		$1,689,644

        The Deutsche Telekom forward contracts mature from May 2007 to August 2008. Contracts aggregating $1,094.3 million require quarterly interest payments at the LIBOR rate plus 50 basis points (the three month LIBOR rate was 2.56% at December 31, 2004). Contracts aggregating $438.0 million are structured as zero coupon obligations with a weighted average effective interest rate of 4.4% per year. No interest payments are required for the zero coupon obligations during the contract period.

        The Vodafone forward contracts mature in May and November 2007. The Vodafone forward contracts require quarterly interest payments at the LIBOR rate plus 50 basis points (the three month LIBOR rate was 2.56% at December 31, 2004).

        The VeriSign forward contract matures in May 2007 and is structured as a zero coupon obligation with an effective interest rate of 5.0% per year. TDS is not required to make interest payments during the contract period.

        Forward contracts aggregating $738.7 million and $1,015.4 million mature in 2007 and 2008, respectively. If TDS and U.S. Cellular elect to settle in shares, they will be required to deliver the number of shares of the contracted security determined pursuant to formulas that "collar" the price of the shares. If shares are delivered in the settlement of the forward contract, TDS and U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized through maturity. If TDS and U.S. Cellular elect to settle in cash, they will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula. TDS and U.S. Cellular have provided guarantees to the counterparties which provide assurance that all principal and interest amounts are paid by its consolidated subsidiaries upon settlement of the contracts.

        TDS and U.S. Cellular are required to comply with certain covenants under the forward contracts. On April 19, 2004 and December 22, 2004, TDS and U.S. Cellular announced that they expected to restate certain financial statements. The restatements resulted in defaults under certain of the forward contracts. TDS and U.S. Cellular were not in violation of any covenants that require TDS and U.S. Cellular to maintain certain financial ratios. TDS and U.S. Cellular did not fail to make any scheduled payments under such forward contracts. TDS and U.S. Cellular received waivers from the counterparty to such forward contracts under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatement. As of December 31, 2004, TDS and U.S. Cellular are in compliance with all covenants and other requirements set forth in the forward contracts.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the Notes. It deals only with original purchasers that acquire and hold the Notes as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, real estate investment trusts, regulated investment companies, tax exempt entities, financial institutions, life insurance companies, persons holding the Notes as a part of a hedging or conversion transaction or a straddle, or investors whose "functional currency" is not the United States dollar. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect. Persons considering the purchase of Notes should consult their own tax advisors concerning the federal income tax consequences of holding the Notes in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

        As used herein, the term "U.S. Holder" means a beneficial owner of a Note who or which is, for United States federal income tax purposes

  •
  a citizen or resident of the United States,

  •
  a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), or

  •
  an estate or trust treated as a United States person under section 7701(a)(30) of the Code.

        The term "Non-U.S. Holder" means any beneficial owner of a Note that is not a U.S. Holder.

        If a partnership holds a Note, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding a Note should consult their tax advisors.

U.S. Holders

  Interest

        Interest on a Note will be taxed to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes.

  Disposition of a Note

        A U.S. Holder who disposes of a Note by sale, exchange, redemption, retirement or other disposition generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other disposition (not including any amount attributable to accrued but unpaid interest) and the U.S. Holder's adjusted tax basis in the Note. Any amount attributable to accrued but unpaid interest will be treated as a payment of interest and taxed in the manner described above under "—Interest." In general, the U.S. Holder's adjusted tax basis in a Note will be equal to the initial purchase price of the Note paid by the U.S. Holder.

        Gain or loss realized on the sale, exchange, redemption, retirement or other disposition of a Note generally will be capital gain or loss, and will be long-term capital gain or loss if at the time of sale, exchange, redemption, retirement or other disposition the Note has been held for more than one year. For individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Non-U.S. Holders

        Subject to the discussion below concerning backup withholding, payments of principal of, and interest on, a Note by us or any paying agent to a Non-U.S. Holder generally will not be subject to the withholding of federal income tax, provided that, in the case of interest,

  •
  the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote,

  •
  the Non-U.S. Holder is not, for federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through stock ownership,

  •
  the Non-U.S. Holder is not a bank receiving interest described in section 881(c)(3)(A) of the Code, and

  •
  the certification requirements under section 871(h) or section 881(c) of the Code and Treasury Regulations thereunder, summarized below, are met.

        A Non-U.S. Holder generally will not be subject to federal income tax on gain realized on the sale, exchange, redemption, retirement or other disposition of a Note unless

  •
  such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain conditions are met, or

  •
  such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States.

        Sections 871(h) and 881(c) of the Code and Treasury Regulations thereunder require that, in order to obtain the exemption from withholding described above,

  •
  the beneficial owner of the Note must certify, under penalties of perjury, to us or the paying agent, as the case may be, that such owner is a Non-U.S. Holder and must provide its name and address, and United States taxpayer identification number, if any,

  •
  a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the Note on behalf of the beneficial owner must certify, under penalties of perjury, to us or the paying agent, as the case may be, that it or another such financial institution between it and the beneficial owner has received such certification from the beneficial owner and must furnish us or the paying agent, as the case may be, with a copy thereof, or

  •
  the Non-U.S. Holder must provide such certification to a "qualified intermediary" or a "withholding foreign partnership" and certain other conditions must be met.

        A Non-U.S. Holder may give the certification described above on IRS Form W-8BEN, which generally is effective for the remainder of the year of signature plus three full calendar years, unless a change in circumstances makes any information on the form incorrect. Special rules apply to Non-U.S. Holders that are foreign partnerships. In general, a Non-U.S. Holder that is a foreign partnership will be required to provide a properly executed IRS Form W-8IMY and attach thereto an appropriate certification by each partner.

        If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest on a Note, or gain realized on the sale, exchange, redemption, retirement or other disposition of a Note, is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding of federal income tax, will generally be subject to regular federal income tax on such interest or gain in the same manner as if he or she were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide us or the paying agent, as the case may be, with a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or such lower rate as may be provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding

        Information reporting requirements apply to interest and principal payments made to, and to the proceeds of sales before maturity by, certain noncorporate U.S. Holders. In addition, backup withholding applies to a noncorporate U.S. Holder if

  •
  the U.S. Holder fails to furnish his or her taxpayer identification number, which, for an individual, would be his or her Social Security Number, to the payor in the manner required,

  •
  the U.S. Holder furnishes an incorrect taxpayer identification number and the payor is so notified by the Internal Revenue Service,

  •
  the payor is notified by the Internal Revenue Service that the U.S. Holder has failed properly to report payments of interest and dividends, or

  •
  in certain circumstances, the U.S. Holder fails to certify, under penalties of perjury, that he or she has not been notified by the Internal Revenue Service that he or she is subject to backup withholding for failure properly to report interest and dividend payments.

        In general, backup withholding will not apply to

  •
  payments to a Non-U.S. Holder of principal of, or interest on, a Note, or

  •
  payments to a Non-U.S. Holder on the sale, exchange, redemption, retirement or other disposition of a Note,

in each case if the Non-U.S. Holder establishes an exemption from the withholding of federal income tax.

        In addition, unless the payor has actual knowledge that the payee is a U.S. Holder, backup withholding will not apply to

  •
  payments of principal of, or interest on, a Note made outside the United States to certain offshore accounts, or

  •
  payments on the sale, exchange, redemption, retirement or other disposition of a Note effected outside the United States.

        The current rate of backup withholding is 28%. Backup withholding does not apply with respect to payments made to certain exempt recipients, such as corporations, within the meaning of section 7701(a) of the Code, and tax-exempt organizations.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder's or Non-U.S. Holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

        Information reporting will generally apply to payments of interest and the amount of tax, if any, withheld with respect to such payments to Non-U.S. Holders of the Notes. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        However, information reporting (but not backup withholding) may apply to payments made by a payor outside the United States, and payments on the sale, exchange, redemption, retirement or other disposition of a Note effected outside the United States, if payment is made by a payor that is, for federal income tax purposes,

  •
  a United States person,

  •
  a controlled foreign corporation,

  •
  a United States branch of a foreign bank or foreign insurance company,

  •
  a foreign partnership controlled by United States persons or engaged in a United States trade or business, or

  •
  a foreign person, 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period,

unless such payor has in its records documentary evidence that the beneficial owner is not a U.S. Holder and certain other conditions are met or the beneficial owner otherwise establishes an exemption.

        THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

UNDERWRITING

        Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC are acting as representatives of the underwriters named below.

        Subject to the terms and conditions in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter's name.

Underwriters	Principal Amount of Notes
Citigroup Global Markets Inc.	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC
ABN AMRO Incorporated
TD Waterhouse Investor Services, Inc.

Total	$

        The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

        The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed $                      per $25 Note. The underwriters may allow, and dealers may reallow, a concession not to exceed $                      per $25 Note on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price and concessions.

        The amount of the underwriting discounts and commissions (expressed as a percentage of the principal amount of the Notes) to be paid by us to the underwriters in connection with this offering is    %.

        Prior to this offering, there has been no public market for the Notes. We intend to list the Notes on the New York Stock Exchange, and we expect trading in the Notes on the New York Stock Exchange to begin within 30 days after the original issue date. In order to meet one of the requirements for listing the Notes, the underwriters will undertake to sell the Notes to a minimum of 400 beneficial holders.

        The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. Neither we nor the underwriters can assure you that the trading market for the Notes will be liquid.

        We have granted the underwriters an option, exercisable until                        , 2005, to purchase up to an additional $                              million aggregate principal amount of Notes at the public offering price set forth on the cover page of this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated to purchase approximately the same percentage of the additional Notes as the underwriter purchased in the original offering. If the underwriters' option is exercised in full, the total price to the public would be $                      , the total underwriting discounts

and commissions would be $                              and total proceeds, before deducting expenses, to us would be $                  .

        In connection with this offering, the representatives, on behalf of the underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchase of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

        The representatives also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase Notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses for this offering will be approximately $300,000.

        The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, certain underwriters or their affiliates may provide credit to us as lenders.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

        It is expected that delivery of the Notes will be made on or about the date specified on the cover page of this prospectus supplement, which will be the            business day following the date of this prospectus supplement. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade Notes on the date of this prospectus supplement or the next succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of Notes who wish to trade Notes on the date of this prospectus supplement or the next succeeding business day should consult their own advisors.

LEGAL MATTERS

        The validity of the Notes offered hereby will be passed upon for TDS by Sidley Austin Brown & Wood LLP, Chicago, Illinois, and certain legal matters will be passed upon for the Underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. TDS is controlled by a voting trust. Walter C.D. Carlson, a trustee and beneficiary of the voting trust, the non-executive chairman of the board and member of the board of directors of TDS and a director of U.S. Cellular, William S. DeCarlo, the General Counsel and/or an Assistant Secretary of TDS and certain subsidiaries of TDS, and Stephen P. Fitzell, the General Counsel and an Assistant Secretary of certain subsidiaries of TDS, are partners of Sidley Austin Brown & Wood LLP. Walter C.D. Carlson does not provide any legal services to TDS or its subsidiaries. Mayer, Brown, Rowe & Maw LLP from time to time acts as counsel in certain matters for TDS. Debora de Hoyos, wife of Walter C.D. Carlson, is a partner of Mayer, Brown, Rowe & Maw LLP.

$1,000,000,000
Telephone and Data Systems, Inc.
Debt Securities

        We may use this prospectus from time to time to offer, on a delayed or periodic basis, debt securities consisting of debentures, notes, bonds and/or other evidences of indebtedness. The aggregate initial offering price of all securities will not exceed U.S. $1,000,000,000 or its equivalent in any other currency or units based on or relating to foreign currencies. We may offer debt securities in one or more series in amounts, at prices and on terms to be determined at the time of sale. The accompanying Prospectus Supplement sets forth the following information about offered securities: the specific designation, aggregate principal amount, currency denomination, maturity, interest rate—which may be fixed or variable, time of payment of interest, if any, any terms for redemption at our option or the holder's option, any terms for sinking fund payments, whether such securities are exchangeable into other securities, the initial public offering price and any other terms of the securities and the offering.

        Securities issued under the Indenture described in this Prospectus are expected to be unsecured and to rank pari passu with all of our other unsecured and unsubordinated indebtedness. As described in this Prospectus, any subordinated debt securities would be issued under a separate indenture.

        The debt securities are expected to be issued only in registered form. All or a portion of the debt securities of any series may be issued to a depository as a global security and may be exchangeable for physical securities only under limited conditions.

        We may sell securities to or through underwriters or dealers, and also may sell securities to other purchasers directly or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the debt securities offered hereby, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, dealers or agents.

        Our Common Shares are listed for trading on the American Stock Exchange under the symbol "TDS". The relevant Prospectus Supplement will contain information, if applicable, as to whether the debt securities offered will be listed for trading on the American Stock Exchange or on any other securities exchange or other market.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is March 21, 2005

FORWARD LOOKING STATEMENTS

        This Prospectus and the documents incorporated by reference herein contain statements that are not based on historical fact, including the words "believes," "anticipates," "intends," "expects," and similar words. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

  •
  Increases in the level of competition in the markets in which TDS operates, or wireless for wireline substitution, could adversely affect TDS's revenues or increase its costs to compete.

  •
  Consolidation in the wireless industry may create stronger competitors both operationally and financially which could adversely affect TDS's revenues and increase its costs to compete.

  •
  Advances or changes in telecommunications technology, such as Voice Over Internet Protocol, could render certain technologies used by TDS obsolete, could reduce TDS's revenues or could increase TDS's cost of doing business.

  •
  Changes in the telecommunications regulatory environment, or a failure to timely or fully comply with any regulatory requirements, such as wireless number portability, local number portability and E-911 services, could adversely affect TDS's financial condition, results of operations or ability to do business.

  •
  Changes in the telecommunications regulatory environment, including the effects of potential changes in the rules governing universal service funding and potential changes in the amounts or methods of intercarrier compensation, could have an adverse effect on TDS's financial condition, results of operations and cash flows.

  •
  Changes in TDS's enterprise value, changes in the supply or demand of the market for wireless licenses or telephone companies, adverse developments in the TDS businesses or the industries in which TDS is involved and/or other factors could require TDS to recognize impairments in the carrying value of TDS's license costs, goodwill and/or physical assets.

  •
  Early redemptions of debt or repurchases of debt, changes in prepaid forward contracts, operating leases, purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in TDS's most recent Annual Report on Form 10-K for the year or Quarterly Report on Form 10-Q to be different from the amounts presented.

  •
  Changes in accounting standards or TDS's accounting policies, estimates and/or in the assumptions underlying the accounting estimates, including those described under Application of Critical Accounting Policies and Estimates, could have an adverse effect on TDS's financial condition and results of operations.

  •
  Settlement, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on TDS's financial condition, results of operations or ability to do business.

  •
  Costs, integration problems or other factors associated with acquisitions / divestitures of properties and/or licenses could have an adverse effect on TDS's financial condition or results of operations.

  •
  Changes in prices, the number of customers, average revenue per unit, penetration rates, churn rates, selling expenses, net customer retention costs associated with wireless number portability and local number portability, roaming rates, access minutes of use, the mix of products and services offered or other business factors could have an adverse effect on TDS's business operations.

  •
  Changes in roaming partners' rates for voice services and the lack of standards and roaming agreements for wireless data products could place TDS's service offerings at a disadvantage to those offered by other wireless carriers with more nationwide service territories and could have an adverse effect on TDS's operations.

  •
  Changes in competitive factors with national and global wireless carriers could result in product and cost disadvantages and could have an adverse effect on TDS's operations.

  •
  Changes in guidance or interpretations of accounting requirements, changes in industry practice or changes in management assumptions could require amendments to or restatements of disclosures or financial information included in this or prior filings with the SEC.

  •
  Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in TDS's credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development and acquisition programs.

  •
  Changes in income tax rates, tax laws, regulations or rulings, or federal and state tax assessments could have an adverse effect on TDS's financial condition and results of operations.

  •
  War, conflicts, hostilities and/or terrorist attacks could have an adverse effect on TDS's businesses.

  •
  Changes in general economic and business conditions, both nationally and in the markets in which TDS operates, including difficulties by telecommunications companies, could have an adverse effect on TDS's businesses.

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  Changes in facts or circumstances, including new or additional information that affects the calculation of accrued liabilities for contingent obligations under guarantees, indemnities or otherwise, could require TDS to record charges in excess of amounts accrued on the financial statements, if any, which could have an adverse effect on TDS's financial condition and results of operations.

  •
  A material weakness in the effectiveness of internal control over financial reporting and/or in disclosure controls and procedures could result in inaccurate financial statements or other disclosures or permit fraud, which could have an adverse effect on TDS's business, results of operations and financial condition.

  •
  The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on TDS's wireless business operations, TDS's financial condition and results of operations.

  •
  Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and or any other financial or statistical information to vary from TDS's forward estimates included in this prospectus and documents incorporated by reference herein by a material amount.

        Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by TDS with the Securities and Exchange Commission and incorporated by reference herein. We undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

SUMMARY

        This summary highlights selected information from this document and does not contain all of the information that is important to you. You should carefully read this entire document and the documents incorporated by reference in this document. See "Where You Can Find More Information."

TDS

        TDS is a diversified telecommunications service company that provides high-quality telecommunications services to more than six million wireless telephone and wireline telephone customers. TDS's business development strategy is to expand its existing operations through internal growth and acquisitions. The address of TDS is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602; and its telephone number is (312) 630-1900.

The Securities We May Offer

        We may offer from time to time, on a delayed or continuous basis, up to $1,000,000,000 in debt securities consisting of debentures, notes, bonds and/or other evidences of indebtedness. This Prospectus describes the general terms of the debt securities that we may offer under the terms of the Indenture which has been filed as an exhibit to the registration statement of which this Prospectus is a part.

Rank of Securities

        Securities issued under the Indenture described in this Prospectus are expected to be unsecured and to rank pari passu with all other unsecured and unsubordinated indebtedness of TDS. Any subordinated debt securities would be issued under a separate indenture which would be filed as an exhibit to a post-effective amendment to the registration statement of which this Prospectus is a part and described in a Prospectus Supplement.

Designation and Specific Terms of Series of Securities

        The accompanying Prospectus Supplement sets forth the following information about offered securities: the specific designation, aggregate principal amount, currency denomination, maturity, interest rate—which may be fixed or variable, time of payment of interest, if any, any terms for redemption at our option or the holder's option, any terms for sinking fund payments, whether such securities are exchangeable into other securities, the initial public offering price and any other terms of the securities and the offering.

TDS

        TDS is a diversified telecommunications service company with wireless telephone and wireline telephone operations. Our business development strategy is to expand our existing operations through internal growth and acquisitions.

        United States Cellular Corporation, an over 80%-owned subsidiary of TDS, operates and invests in wireless telephone companies and properties.

        TDS Telecommunications Corporation, a wholly-owned subsidiary of TDS, operates wireline telephone companies.

        TDS is a Delaware corporation that is the successor to Telephone and Data Systems, Inc., an Iowa corporation that was originally incorporated in 1969. In 1998, the Iowa corporation was merged with and into TDS, with TDS surviving the merger as a Delaware corporation. TDS's corporate headquarters are located at 30 N. LaSalle, Suite 4000, Chicago, Illinois 60602, and its telephone number is (312) 630-1900.

        For current selected financial information, cash dividends paid and other information about TDS, see the TDS Annual Report on Form 10-K for the most recent fiscal year, which includes certain portions of the TDS Annual Report to Shareholders, as incorporated by reference herein. See "Where You Can Find More Information" below.

USE OF PROCEEDS

        Unless otherwise indicated in the Prospectus Supplement, the net proceeds to be received by TDS from the sale of debt securities offered by this Prospectus will be used by us principally in connection with our acquisition, construction and development programs, including reduction of short-term debt incurred in connection therewith, and may also be used for working capital, to reduce existing long-term debt, to provide additional investments in our subsidiaries, and for other corporate purposes. Until the proceeds are used for these purposes, we may deposit them in interest-bearing accounts or invest them in short-term investment securities.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our historical ratios of earnings to fixed charges for each of the years ended December 31, 2000 through 2004.

Year Ended December 31,
2000	2001		2002		2003	2004
3.07	—	(1)	—	(1)	1.51	1.50

(1)
Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges and preferred dividends by $1,583.8 million. In the year ended December 31, 2002, we recognized a pre-tax loss on marketable securities and other investments of $1,888.4 million primarily as a result of management's determination that unrealized losses with respect to the investments were other than temporary and the write-off of a note receivable. Earnings for the year ended December 31, 2001 were insufficient to cover fixed charges by $223.5 million.

        For purposes of calculating this ratio, earnings consist of net income from continuing operations plus income taxes from continuing operations, fixed charges from continuing operations, estimated interest portion of rentals, distributions from minority investments and amortization of non-utility capitalized interest, less equity in undistributed earnings of unconsolidated investments, minority interest in pretax income of subsidiaries that have not incurred fixed charges and non-utility capitalized interest. Fixed charges consist of interest expense, estimated interest portion of rentals and preferred dividend requirements.

DESCRIPTION OF DEBT SECURITIES

        We expect to issue the debt securities under an Indenture to be entered into between TDS and BNY Midwest Trust Company, as Trustee, the form of which has been filed as an exhibit to the registration statement of which this Prospectus is a part. Any subordinated debt securities would be issued under a separate indenture which would be filed as an exhibit to the registration statement by post-effective amendment and would be described in a Prospectus Supplement. The following is a summary of the material terms of the Indenture relating to unsubordinated debt securities.

        The statements contained in this prospectus relating to the Indenture and the debt securities we may issue are summaries and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture (including those terms made a part of the Indenture by reference to the Trust Indenture Act of 1939) and the other instruments defining the rights of holders of specific debt securities to be filed with the SEC at the time that such debt securities are issued. You should read the Indenture and such other documents for information that may be important to you before you buy any debt securities.

General

        The debt securities that we may issue under the Indenture include debentures, notes, bonds and other evidences of indebtedness.

        The Indenture does not limit the aggregate principal amount of securities, secured or unsecured, which we may issue under the Indenture or otherwise.

        We may issue debt securities under the Indenture from time to time in one or more series or tranches thereof, as authorized by a resolution of our board of directors and as set forth in a company order or one or more supplemental indentures creating such series.

        Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits us to increase the principal amount of any series of securities previously issued and to issue such increased principal amount.

        The securities may be denominated and payable in foreign currencies or units based on or relating to foreign currencies.

        We will describe any special United States federal income tax considerations applicable to the securities in the Prospectus Supplement relating to those securities.

        Debt securities issued under the Indenture are expected to be unsecured obligations of TDS and to rank pari passu with all other unsecured debt of TDS, except debt that by its terms is subordinated to the unsecured debt of TDS.

        However, TDS is a holding company. As a result, the right of TDS, and hence the right of the creditors of TDS, including the holders of securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is subject to the prior claims of creditors of such subsidiary, except to the extent that claims of TDS as a creditor of such subsidiary may be recognized.

        The ability of TDS to make payments of principal and interest on the debt securities will be dependent upon the payment to it by its subsidiaries of dividends, loans or advances. As described in the notes to the TDS financial statements incorporated by reference in this Prospectus, such payments by TDS's regulated telephone company subsidiaries are subject to legal and contractual restrictions, primarily contained in the mortgages granted by certain such subsidiaries to the Rural Utilities Service and Rural Telephone Bank.

        There is no restriction in the Indenture against TDS or its subsidiaries incurring secured or unsecured indebtedness or issuing secured or unsecured securities.

        The debt securities will be our direct obligations and may include debentures, notes, bonds and/or other evidences of indebtedness.

        The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended.

Designation of Terms of Securities

        We will execute a company order and/or a supplemental indenture relating to a particular series of debt securities if and when we issue any debt securities.

        We will describe the particular terms of each series of debt securities in a Prospectus Supplement relating to that series.

        We can issue these securities in one or more series with the same or various maturities, at par, at a premium, or at a discount.

        We will set forth in a Prospectus Supplement relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

  •
  the title and designation of such debt securities and series;

  •
  any limitations on the aggregate principal amount of the debt securities of any series;

  •
  the stated maturity or maturities of such series;

  •
  the date or dates from which interest will accrue, the interest payment dates on which such interest will be payable or the manner of determination of such interest payment dates and the record date for the determination of holders to whom interest is payable on any such interest payment date;

  •
  the interest rate or rates, which may be fixed or variable, or method of calculation of such rate or rates, for such series;

  •
  the terms, if any, regarding the redemption, purchase or repayment of such series;

  •
  whether or not the debt securities of such series will be issued in whole or in part in the form of a global security and, if so, the depository for such global security and the related procedures with respect to transfer and exchange of such global security;

  •
  the form of the debt securities of such series;

  •
  the maximum annual interest rate, if any, of the debt securities permitted for such series;

  •
  whether the debt securities of such series shall be subject to periodic offering;

  •
  the currency or currencies, including composite currencies, in which payment of the principal of (and premium, if any) and interest on the debt securities of such series will be payable, if other than dollars;

  •
  any other information necessary to complete the debt securities of such series;

  •
  the establishment of any office or agency at which the principal of and interest, if any, on debt securities of that series will be payable;

  •
  if other than denominations of $1,000 or any integral multiple thereof, the denominations in which the debt securities of the series will be issuable;

  •
  the obligations or instruments, if any, which may be eligible for use in defeasance of any debt securities in respect of the debt securities of a series denominated in a currency other than dollars or in a composite currency;

  •
  whether or not the debt securities of such series will be issued as original issue discount securities and the terms thereof, including the portion of the principal amount thereof which will be payable upon declaration of acceleration of the maturity;

  •
  whether the principal of and premium, if any, or interest, if any, on such debt securities is payable, at the election of TDS or the holder thereof, in coin or currency, including composite currencies, other than that in which the debt securities are stated to be payable;

  •
  whether the amount of payment of principal of and premium, if any, or interest, if any, on such debt securities may be determined with reference to an index, formula or other method, or based on a coin or currency other than that in which the debt securities are stated to be payable;

  •
  any addition to, or modification or deletion of, any covenants or terms to the Indenture, including events of default with respect to the debt securities of the series;

  •
  the terms and conditions, if any, pursuant to which the debt securities of the series are secured;

  •
  whether the debt securities of the series will be exchangeable into other securities and, if so, the terms and conditions upon which such securities will be exchangeable; and

  •
  any other terms of such series not inconsistent with the Indenture.

        We may issue debt securities at a discount below their stated principal amount and provide for less than the entire principal amount of the debt securities to be payable upon declaration of acceleration of maturity. In that event, we will describe any material federal income tax considerations and other material considerations in the applicable prospectus supplement.

Form, Exchange, Registration and Transfer

        Debt securities in definitive form will be issued as registered securities without coupons in denominations of $1,000 unless otherwise specified in the accompanying prospectus supplement and will be authenticated by the Trustee.

        You may present debt securities for registration or transfer, with the form of transfer endorsed thereon duly executed, or exchange, at the office of the security registrar, without service charge and upon payment of any taxes and other governmental charges.

        Such transfer or exchange will be effected upon TDS or the security registrar being satisfied with the documents of title and identity of the person making the request.

        It is expected that the security register will be maintained by the Trustee at its offices in New York, New York.

        We may change the securities registrar and the place for registration of transfer and exchange of the debt securities and may designate one or more additional places for such registration and exchange. We will not be required to:

  •
  issue, register the transfer of or exchange any debt security during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of less than all the outstanding debt securities and ending at the close of business on the day of such mailing, or

  •
  register the transfer of or exchange any debt securities or portions thereof called for redemption in whole or in part.

Payment and Paying Agents

        You will receive payment of principal of and premium, if any, on any debt security only against surrender by you to the paying agent of such debt security.

        Principal of and any premium and interest on any debt security will be payable at the office of such paying agent or paying agents as we may designate from time to time, except that at our option, we may pay any interest by check mailed to the address of the person entitled thereto as such address will appear in the security register with respect to such debt security.

        It is expected that the Trustee will act as paying agent with respect to debt securities. We may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts.

        All monies paid by us to a paying agent for the payment of the principal of and premium, if any, or interest, if any, on any debt securities that remain unclaimed at the end of two years after such principal, premium, if any, or interest will have become due and payable, subject to applicable law, will be repaid to us and the holder of such debt security will thereafter look only to us for payment thereof.

Book-Entry Debt Securities

        Except under the circumstances described below, the debt securities may be issued in whole or in part in the form of one or more global debt securities that will be deposited with, or on behalf of, a depository as we may designate and registered in the name of a nominee of such depository.

        It is expected that Depository Trust Company will be the designated depository. Information about the designated depository will be set forth in the Prospectus Supplement.

        Book-entry debt securities represented by a global security will not be exchangeable for certificated notes and, except as set forth below or in the Prospectus Supplement, will not otherwise be issuable as certificated notes. Except as set forth below or in the Prospectus Supplement, owners of beneficial interests in a global security will not be entitled to have any of the individual book-entry debt securities represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of any such book-entry security and will not be considered the owners thereof under the Indenture, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto.

        So long as the depository, or its nominee, is the registered owner of a global security, such depository or such nominee, as the case may be, will be considered the sole owner of the individual book-entry debt securities represented by such global security for all purposes under the Indenture.

        None of TDS, the Trustee nor any agent for payment on or registration of transfer or exchange of any global security will have any responsibility or liability for any aspect of the depository's records relating to or payments made on account of beneficial interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        Payments of principal of and premium, if any, and any interest on individual book-entry debt securities represented by a global security will be made to the depository or its nominee, as the case may be, as the owner of such global security.

        If the designated depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed, we will issue individual certificated notes in exchange for the global note representing the corresponding book-entry debt securities.

        In addition, we may at any time and in our sole discretion determine not to have any debt securities represented by the global security and, in such event, will issue individual certificated notes in exchange for the global security representing the corresponding book-entry debt securities. In any such instance, an owner of a book-entry security represented by a global security will be entitled to physical delivery of individual certificated notes equal in principal amount to such book-entry security and to have such certificated notes registered in his or her name.

Modification of the Indenture

        With the Consent of Securityholders.    The Indenture contains provisions permitting TDS and the Trustee, with the consent of the holders of not less than a majority in principal amount of debt securities of each series that are affected by the modification, to modify the Indenture or any supplemental indenture affecting that series or the rights of the holders of that series of debt securities. However, no such modification, without the consent of the holder of each outstanding security affected thereby, may:

  •
  extend the fixed maturity of any debt securities of any series,

  •
  reduce the principal amount of any debt securities of any series,

  •
  reduce the rate or extend the time of payment of interest on any debt securities of any series,

  •
  reduce any premium payable upon the redemption of any debt securities of any series,

  •
  reduce the amount of the principal of a discount security that would be due and payable upon a declaration of acceleration of the maturity of any debt securities of any series,

  •
  reduce the percentage of holders of aggregate principal amount of debt securities which are required to consent to any such supplemental indenture, or

  •
  reduce the percentage of holders of aggregate principal amount of debt securities which are required to waive any default and its consequences.

        Without the Consent of Securityholders.    In addition, TDS and the Trustee may execute, without the consent of any holder of debt securities, any supplemental indenture for certain other usual purposes, including:

  •
  to evidence the succession of another person to TDS or a successor to TDS, and the assumption by any such successor of the covenants of TDS contained in the Indenture or otherwise established with respect to the debt securities;

  •
  to add to the covenants of TDS further covenants, restrictions, conditions or provisions for the protection of the holders of the debt securities of all or any series, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or an Event of Default with respect to such series permitting the enforcement of all or any of the several remedies provided in the Indenture;

  •
  to cure any ambiguity or to correct or supplement any provision contained in the Indenture or in any supplemental indenture which may be defective or inconsistent with any other provision contained in the Indenture or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under the Indenture as are not inconsistent with the provisions of the Indenture and will not adversely affect the rights of the holders of the Securities of any series which are outstanding in any material respect;

  •
  to change or eliminate any of the provisions of the Indenture or to add any new provision to the Indenture, except that such change, elimination or addition will become effective only as to debt securities issued pursuant to or subsequent to such supplemental indenture unless such change, elimination or addition does not adversely affect the rights of any securityholder of outstanding debt securities in any material respect;

  •
  to establish the form or terms of debt securities of any series as permitted by the Indenture;

  •
  to add any additional Events of Default with respect to all or any series of outstanding securities;

  •
  to add guarantees with respect to debt securities or to release a guarantor from guarantees in accordance with the terms of the applicable series of debt securities;

  •
  to secure a series of debt securities by conveying, assigning, pledging or mortgaging property or assets to the Trustee as collateral security for such series of debt securities;

  •
  to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

  •
  to provide for the authentication and delivery of bearer securities and coupons representing interest, if any, on such securities, and for the procedures for the registration, exchange and replacement of such securities, and for the giving of notice to, and the solicitation of the vote or consent of, the holders of such securities, and for any other matters incidental thereto;

  •
  to evidence and provide for the acceptance of appointment by a separate or successor Trustee with respect to the debt securities and to add to or change any of the provisions of the Indenture as may be necessary to provide for or facilitate the administration of the trusts by more than one Trustee;

  •
  to change any place or places where

  •
  the principal of and premium, if any, and interest, if any, on all or any series of debt securities will be payable,

  •
  all or any series of debt securities may be surrendered for registration of transfer,

  •
  all or any series of debt securities may be surrendered for exchange, and

  •
  notices and demands to or upon TDS in respect of all or any series of debt securities and the Indenture may be served, which must be located in New York, New York or be the principal office of TDS;

  •
  to provide for the payment by TDS of additional amounts in respect of certain taxes imposed on certain holders and for the treatment of such additional amounts as interest and for all matters incidental thereto;

  •
  to provide for the issuance of debt securities denominated in a currency other than dollars or in a composite currency and for all matters incidental thereto; or

  •
  to comply with any requirements of the SEC or the Trust Indenture Act of 1939, as amended.

Events of Default

        The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an "Event of Default" with respect to each series of debt securities:

  •
  failure for 30 days to pay interest on debt securities of that series when due and payable; or

  •
  failure for three business days to pay principal or premium, if any, on debt securities of that series when due and payable whether at maturity, upon redemption, pursuant to any sinking fund obligation, by declaration or otherwise; or

  •
  failure by TDS to observe or perform any other covenant (other than those specifically relating to another series) contained in the Indenture for 90 days after written notice to TDS from the Trustee or the holders of at least 33% in principal amount of the outstanding debt securities of that series; or

  •
  certain events involving bankruptcy, insolvency or reorganization of TDS; or

  •
  any other event of default provided for in a series of debt securities.

        The Trustee or the holders of not less than 33% in aggregate outstanding principal amount of any particular series of debt securities may declare the principal due and payable immediately upon an Event of Default with respect to such series. Holders of a majority in aggregate outstanding principal amount of such series may annul any such declaration and waive the default with respect to such series if the default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Trustee.

        The holders of a majority in aggregate outstanding principal amount of any series of debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for that series.

        Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default will occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the debt securities, unless such holders will have offered to the Trustee indemnity satisfactory to it.

        The holders of a majority in aggregate outstanding principal amount of any series of debt securities affected thereby may, on behalf of the holders of all debt securities of such series, waive any past default, except as discussed in the following paragraph.

        The holders of a majority in aggregate outstanding principal amount of any series of debt securities affected thereby may not waive a default in the payment of principal, premium, if any, or interest that shall become due otherwise than by

  •
  acceleration, unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Trustee, or

  •
  a call for redemption or any series of debt securities.

        We are required to file annually with the Trustee a certificate as to whether or not we are in compliance with all the conditions and covenants under the Indenture.

Consolidation, Merger and Sale

        The Indenture does not contain any covenant that restricts our ability to merge or consolidate with or into any other corporation, sell or convey all or substantially all of its assets to any person, firm or corporation or otherwise engage in restructuring transactions.

        The successor corporation must assume due and punctual payment of principal or premium, if any, and interest on the debt securities.

Defeasance

        Debt securities of any series may be defeased in accordance with their terms and, unless the supplemental indenture or company order establishing the terms of such series otherwise provides, as set forth below.

        We at any time may terminate as to a series our obligations with respect to the debt securities of that series under any restrictive covenant which may be applicable to that particular series, commonly known as "covenant defeasance". All of our other obligations would continue to be applicable to such series.

        We at any time may also terminate as to a series substantially all of our obligations with respect to the debt securities of such series and the Indenture, commonly known as "legal defeasance". However, in legal defeasance, certain of our obligations would not be terminated, including our obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a security, to replace destroyed, lost or stolen debt securities and to maintain agencies in respect of the debt securities.

        We may exercise our legal defeasance option notwithstanding our prior exercise of any covenant defeasance option.

        If we exercise a defeasance option, the particular series will not be accelerated because of an event that, prior to such defeasance, would have constituted an Event of Default.

        To exercise either of our defeasance options as to a series, we must irrevocably deposit in trust with the Trustee or any paying agent money, certain eligible obligations as specified in the Indenture, or a combination thereof, in an amount sufficient to pay when due the principal of and premium, if any, and interest, if any, due and to become due on the debt securities of such series that are outstanding.

        Such defeasance or discharge may occur only if, among other things, we have delivered to the Trustee an opinion of counsel stating that:

  •
  the holders of such debt securities will not recognize gain, loss or income for federal income tax purposes as a result of the satisfaction and discharge of the Indenture with respect to such series, and

  •
  such holders will realize gain, loss or income on such debt securities, including payments of interest thereon, in the same amounts and in the same manner and at the same time as would have been the case if such satisfaction and discharge had not occurred.

        The amount of money and eligible obligations on deposit with the Trustee may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from such Event of Default if:

  •
  we exercise our option to effect a covenant defeasance with respect to the debt securities of any series, and

  •
  the debt securities of that series are thereafter declared due and payable because of the occurrence of any Event of Default. In such event, we would remain liable for such payments.

Governing Law

        The Indenture and the debt securities issued thereunder will be governed by the laws of the State of Illinois.

Concerning the Trustee

        BNY Midwest Trust Company, the trustee under the Indenture, is an affiliate of The Bank of New York, which is one of a number of banks with which TDS and its subsidiaries maintain ordinary banking relationships including, in certain cases, credit facilities. In connection therewith, we utilize or may utilize some of the banking and other services offered by The Bank of New York or its affiliates, including BNY Midwest Trust Company, in the normal course of business, including securities custody services.

        BNY Midwest Trust Company is also Trustee with respect to TDS's 7.60% Series A Notes due December 1, 2041, which were issued under the Indenture.

        BNY Midwest Trust Company is also Trustee with respect to TDS's Medium-Term Notes and 7.0% Senior Notes due 2006. These notes were issued pursuant to an Indenture dated as of February 1, 1991, as supplemented, between TDS and BNY Midwest Trust Company, successor to Harris Trust and Savings Bank, as trustee. None of the debt securities to be issued pursuant to this Prospectus will be issued under that prior indenture. For information about such prior indenture and the debt securities issued thereunder, see documents filed by TDS under the Securities Exchange Act of 1934. See "Where You Can Find More Information."

PLAN OF DISTRIBUTION

        We may sell debt securities being offered hereby:

  •
  directly to purchasers,

  •
  through agents,

  •
  through underwriters and

  •
  through dealers.

        The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Directly to Purchasers

        Offers to purchase debt securities may be solicited directly by TDS and sales thereof may be made by TDS directly to institutional investors or others. The terms of any such sales will be described in the Prospectus Supplement relating thereto. Any purchasers of such securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of those securities.

Agents

        Offers to purchase debt securities may be solicited by agents designated by TDS from time to time. Any such agent involved in the offer or sale of the debt securities in respect of which this Prospectus is delivered will be named, and any commissions payable by TDS to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

Underwriters

        If underwriters are utilized in the sale, TDS will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the debt securities in respect of which this Prospectus is delivered to the public. Any underwriters will acquire debt securities for their own account and may resell such debt securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined at the time of sale. Debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by the managing underwriters. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the debt securities offered thereby. If any underwriters are utilized in the sale of the debt securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of debt securities will be obligated to purchase all such debt securities, if any are purchased.

Dealers

        If a dealer is utilized in the sale of the debt securities in respect of which this Prospectus is delivered, TDS will sell such debt securities to the dealer, as principal. The dealer may then resell such debt securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement relating to those offers and sales. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold.

Delayed Delivery Contracts

        If so indicated in the Prospectus Supplement, TDS will authorize agents and underwriters to solicit offers by certain institutions to purchase debt securities from TDS at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the Prospectus Supplement.

        Each delayed delivery contract will be for an amount not less than, and unless TDS otherwise agrees the aggregate principal amount of debt securities sold pursuant to delayed delivery contracts shall be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to the approval of TDS.

        Delayed delivery contracts will not be subject to any conditions except that the purchase by an institution of the debt securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

        A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of debt securities pursuant to delayed delivery contracts accepted by TDS.

Remarketing

        Securities may also be offered and sold, if so indicated in the related Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment in connection with their terms, or otherwise, by one or more firms "remarketing firms," acting as principals for their own accounts or as agents for us and/or any selling shareholders. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the related Prospectus Supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed by them.

General Information

        Each series of debt securities will be a new issue and may have no established trading market. Unless otherwise specified in a related prospectus supplement, we will not be obligated to take any action to list any series of debt securities on an exchange or to otherwise facilitate a trading market for such securities. We cannot assure you that there will be any liquidity in the trading market for any of the securities. Agents, underwriters, dealers and remarketing firms may be customers of, engage in transactions with, or perform services for, us, our subsidiaries and/or any selling shareholders in the ordinary course of their businesses. The place, time of delivery and other terms of the sale of the offered securities will be described in the applicable prospectus supplement. In order to comply with the securities laws of some jurisdictions, if applicable, the securities offered hereby will be sold in those jurisdictions only through registered or licensed brokers or dealers.

        In addition, in some jurisdictions securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with. Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

        Agents, underwriters and dealers may be entitled under agreements entered into with TDS to indemnification by TDS against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make in respect thereof. In addition, directors, officers and controlling persons of TDS are entitled under the TDS charter and bylaws and Delaware law to indemnification for civil liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the debt securities offered hereby will be passed upon for TDS by Sidley Austin Brown & Wood LLP, Chicago, Illinois. The following persons are members of such law firm: Walter C.D. Carlson, a trustee and beneficiary of a voting trust that controls TDS, the non-executive chairman of the board and member of the board of directors of TDS and a director of U.S. Cellular; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel and/or an Assistant Secretary of U.S. Cellular and certain subsidiaries of TDS. Walter C.D. Carlson does not provide any legal services to TDS or its subsidiaries.

EXPERTS

        The financial statements and management's assessment of effectiveness of internal control over financial reporting (which is included in management's report on internal control over financial reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of TDS for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Such materials also may be accessed electronically by means of the SEC's web site at http://www.sec.gov. Our Common Shares are listed for trading on the American Stock Exchange under the symbol "TDS." In addition, our 7.60% Series A Notes due 2041 are listed on the New York Stock Exchange under the symbol "TDA."

        We filed a Registration Statement related to the offering described in this Prospectus. As allowed by SEC rules, this Prospectus does not contain all of the information which you can find in the Registration Statement. You are referred to the Registration Statement and the Exhibits thereto for further information. This document is qualified in its entirely by such other information.

        The SEC allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus.

        This Prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about our business and finances.

  1.
  TDS's Annual Report on Form 10-K for the year ended December 31, 2004.

  2.
  TDS's Current Reports on Form 8-K dated February 7, February 17, February 18, March 4, March 14 and March 18, 2005.

        This Prospectus also incorporates by reference additional documents that may be filed by us with the SEC between the date of this Prospectus and the date our offering is completed.

        You may obtain copies of such documents which are incorporated by reference in this Prospectus (other than exhibits thereto which are not specifically incorporated by reference herein), without charge, upon written or oral request to Investor Relations, Telephone and Data Systems, Inc., 30 N. LaSalle Street, Suite 4000, Chicago, IL 60602, (312) 630-1900. In order to ensure delivery of documents, any request therefor should be made not later than five business days prior to making an investment decision.

        You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Prospectus. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date of such Prospectus, and neither the mailing of this Prospectus to shareholders nor the issuance of any securities hereunder shall create any implication to the contrary. This Prospectus does not offer to buy or sell securities in any jurisdiction where it is unlawful to do so.

$

Telephone and Data Systems, Inc.

% Senior Notes due

P R E L I M I N A R Y        P R O S P E C T U S        S U P P L E M E N T
                        , 2005

Joint Book-Running Managers

Citigroup

Merrill Lynch & Co.

Morgan Stanley

UBS Investment Bank

Wachovia Securities

ABN AMRO Incorporated

TD Waterhouse

QuickLinks

TABLE OF CONTENTS
ALTERNATIVE SETTLEMENT DATE
SUMMARY
TDS
U.S. Cellular Wireless Telephone Operations
TDS Telecom Wireline Telephone Operations
Recent Developments
THE OFFERING
SELECTED HISTORICAL FINANCIAL DATA
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF THE NOTES
DESCRIPTION OF OTHER INDEBTEDNESS
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
TABLE OF CONTENTS
FORWARD LOOKING STATEMENTS
SUMMARY
TDS
USE OF PROCEEDS
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION